UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul, 4

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

BBVA Creating Opportunities

January-March 2017

1Q17

BBVA Creating Opportunities
January-March 2017
1Q17

JANUARY-MARCH 2017

JANUARY-MARCH 2017	BBVA GROUP HIGHLIGHTS	P.2

BBVA Group highlights

BBVA Group highlights (Consolidated figures)

	31-03-17	Δ%	31-03-16	31-12-16
Balance sheet (million euros)
Total assets	719,193	(2.9)	740,947	731,856

Loans and advances to customers (gross)	431,899	0.8	428,515	430,474
Deposits from customers	398,499	(2.6)	409,208	401,465
Other customer funds	135,290	3.2	131,072	132,092
Total customer funds	533,789	(1.2)	540,280	533,557

Total equity	54,918	0.7	54,516	55,428

Income statement (million euros)
Net interest income	4,322	4.1	4,152	17,059
Gross income	6,383	10.3	5,788	24,653
Operating income	3,246	24.2	2,614	11,862
Profit/(loss) before tax	2,065	54.3	1,338	6,392
Net attributable profit	1,199	69.0	709	3,475
The BBVA share and share performance ratios
Number of shares (millions)	6,567	3.1	6,367	6,567
Share price (euros)	7.27	24.4	5.84	6.41
Earning per share (euros) (1)	0.17	72.4	0.10	0.49
Book value per share (euros)	7.32	0.4	7.29	7.22
Tangible book value per share (euros)	5.88	2.1	5.76	5.73
Market capitalization (million euros)	47,739	28.4	37,194	42,118
Yield (dividend/price; %)	5.1		6.3	5.8
Significant ratios (%)
ROE (net attributable profit/average shareholders’ funds) (2)	9.1		5.6	6.7
ROTE (net attributable profit/average shareholders’ funds excluding intangible assets) (2)	11.1		7.0	8.2
ROA (profit or loss for the year/average total assets)	0.84		0.52	0.64
RORWA (profit or loss for the year/average risk-weighted assets)	1.56		0.98	1.19
Efficiency ratio	49.1		54.8	51.9
Cost of risk	0.90		0.92	0.84
NPL ratio	4.8		5.3	4.9
NPL coverage ratio	71		74	70
Capital adequacy ratios (%)
CET1 fully-loaded	11.0		10.5	10.9
CET1 phased-in (3)	11.6		11.6	12.2
Tier 1 phased-in (3)	12.8		12.1	12.9
Total ratio phased-in (3)	15.3		15.0	15.1

Other information
Number of shareholders	919,274	(2.4)	942,343	935,284
Number of employees	133,007	(3.2)	137,445	134,792
Number of branches	8,499	(7.3)	9,173	8,660
Number of ATMs	31,185	1.3	30,794	31,120

(1)	Adjusted by additional Tier 1 instrument remuneration.
(2)	The ROE and ROTE ratios include in the denominator the Group’s average shareholders’ funds, but do not take into account the caption within total equity named “Accumulated other comprehensive income” with an average balance of -€4,120m in 1Q16, –€4,492m in 2016 and –€5,743m in 1Q17.
(3)	The capital ratios are calculated under CRD IV from Basel III regulation, applying a 80% phase-in for 2017 and a 60% for 2016.

JANUARY-MARCH 2017	GROUP INFORMATION	P.3

Group information

Relevant events

Results (pages 4-9)

•	Good performance of gross income, thanks to a positive trend in more recurring revenue (particularly income from fees and commissions) and net trading income (NTI).

•	Operating expenses under control.

•	This has led to a further improvement in the efficiency ratio.

•	Impairment losses on financial assets slightly below the figure for the first quarter of 2016.

•	Inclusion of €177m restructuring costs in provisions.

•	As a result, the net attributable profit in the first quarter of 2017 was €1,199m, 69.0% higher than in the same quarter last year and 76.8% higher than posted in the fourth quarter of 2016.

Net attributable profit (Million euros)

Net attributable profit breakdown(1) (Percentage. 1Q 2017)

(1)	Excludes the Corporate Center.
(2)	Includes the areas Banking activity in Spain and Non Core Real Estate.

Balance sheet and business activity (pages 10-11)

•	Loans and advances to customers (gross) remain strong in emerging economies but have declined in Spain and the United States.

•	Non-performing loans continue to improve, particularly in the areas of Non Core Real Estate and the United States.

•	Deposits from customers have performed particularly well in the more liquid and lower-cost items.

•	Finally, renewed growth over the quarter of off-balance sheet customer funds.

Solvency (page 12)

•	The capital position is above regulatory requirements, with a fully-loaded CET1 ratio of 11.0% as of 31-Mar-2017. Recurring generation of earnings and the positive effect of the evolution of the markets in the period have offset the combined impact of a negative 13 basis points stemming from operations carried-out in the quarter (increased stake in Garanti and sale of the 1.7% stake in China Citic Bank -CNCB-).
•	The fully-loaded leverage ratio of 6.6% still compares very favorably with the rest of the peer group.

Capital and leverage ratios (Percentage as of 31-03-17)

Risk management (pages 13-15)

•	Positive trends also of the metrics related to credit-risk management. As of 31-Mar-2017, the NPL ratio has declined and the coverage ratio has increased slightly on the figures for the close of 2016. The cost of risk is stable.

NPL and coverage ratios (Percentage)

Other matters of interest

•	In March 2017, BBVA completed the acquisition of an additional 9.95% stake in the share capital of Turkiye Garanti Bankasi, A.S. (hereinafter Garanti), increasing BBVA’s current total stake in Garanti to 49.85%.

•	There was a new bonus share issue in April to implement what will be the last “dividend option”. On this occasion, the holders of 83.28% of free allotment rights opted to receive new shares.

Transformation

•	The Group’s digital and mobile customer base continues to increase (up 20% and 41% year-on-year, respectively, according to the latest available data). Digital sales are also up in all the geographic areas where BBVA operates.

Digital and mobile costumers (Millions)

JANUARY-MARCH 2017	GROUP INFORMATION	P.4

Results

In the first quarter of 2017, BBVA has generated a net attributable profit of €1,199m, a significant increase in both year-on-year and quarterly terms. This positive trend is explained by the continued good performance of more recurring revenue, particularly income from fees and commissions, and NTI; as well as the reduction in operating expenses and containment of impairment losses on financial assets, although €177m for restructuring costs have been allocated under the heading of provisions.

Unless expressly indicated otherwise, to better understand the changes in the main headings of the Group’s income statement, the year-on-year percentage changes given below refer to constant exchange rates.

Consolidated income statement: quarterly evolution (Million euros)

	2017	2016
	1 Q	4Q	3Q	2Q	1Q
Net interest income	4,322	4,385	4,310	4,213	4,152
Net fees and commissions	1,223	1,161	1,207	1,189	1,161
Net trading income	691	379	577	819	357
Dividend income	43	131	35	257	45
Share of profit or loss of entities accounted for using the equity method	(5)	7	17	(6)	7
Other operating income and expenses	108	159	52	(26)	66
Gross income	6,383	6,222	6,198	6,445	5,788
Operating expenses	(3,137)	(3,243)	(3,216)	(3,159)	(3,174)
Personnel expenses	(1,647)	(1,698)	(1,700)	(1,655)	(1,669)
Other administrative expenses	(1,136)	(1,180)	(1,144)	(1,158)	(1,161)
Depreciation	(354)	(365)	(372)	(345)	(344)
Operating income	3,246	2,980	2,982	3,287	2,614
Impairment on financial assets (net)	(945)	(687)	(1,004)	(1,077)	(1,033)
Provisions (net)	(170)	(723)	(201)	(81)	(181)
Other gains (losses)	(66)	(284)	(61)	(75)	(62)
Profit/(loss) before tax	2,065	1,285	1,716	2,053	1,338
Income tax	(573)	(314)	(465)	(557)	(362)
Profit/(loss) for the year	1,492	971	1,251	1,496	976
Non-controlling interests	(293)	(293)	(286)	(373)	(266)
Net attributable profit	1,199	678	965	1,123	709
Earning per share (euros) (1)	0.17	0.09	0.13	0.16	0.10

(1)	Adjusted by additional Tier 1 instrument remuneration.

JANUARY-MARCH 2017	GROUP INFORMATION	P.5

Consolidated income statement (Million euros)

	1Q17	Δ%	Δ% at constant exchange rates	1Q16
Net interest income	4,322	4.1	9.2	4,152
Net fees and commissions	1,223	5.4	9.4	1,161
Net trading income	691	93.5	110.2	357
Dividend income	43	(3.5)	(3.6)	45
Share of profit or loss of entities accounted for using the equity method	(5)	n.m.	n.m.	7
Other operating income and expenses	108	62.3	14.7	66
Gross income	6,383	10.3	15.0	5,788
Operating expenses	(3,137)	(1.2)	1.8	(3,174)
Personnel expenses	(1,647)	(1.3)	1.1	(1,669)
Other administrative expenses	(1,136)	(2.2)	1.3	(1,161)
Depreciation	(354)	2.9	6.4	(344)
Operating income	3,246	24.2	31.5	2,614
Impairment on financial assets (net)	(945)	(8.6)	(5.1)	(1,033)
Provisions (net)	(170)	(6.0)	(3.6)	(181)
Other gains (losses)	(66)	6.9	3.0	(62)
Profit/(loss) before tax	2,065	54.3	67.6	1,338
Income tax	(573)	58.2	77.7	(362)
Profit/(loss) for the year	1,492	52.9	64.0	976
Non-controlling interests	(293)	9.8	21.5	(266)
Net attributable profit	1,199	69.0	79.2	709
Earning per share (euros) (1)	0.17			0.10

(1)	Adjusted by additional Tier 1 instrument remuneration.

Gross income

Cumulative gross income has grown at a double-digit rate in year-on-year terms, thanks to the positive figures from practically all the revenue headings, basically the more recurring items and NTI.

Gross income (Million euros)

(1)	At constant exchange rates: +15.0%.

Net interest income has posted a very similar figure to the fourth quarter of 2016 (up 0.1%), so in year-on-year terms growth has been 9.2%. Once more this quarter, the trend can be explained by the growth in activity in emerging economies and good management of customer spreads. By business areas, it is worth noting the outstanding performance of Turkey (up 27.0% year-on-year) and the positive trends in Mexico (up 8.4%), the United States (up 8.2%), South America (up 8.3%) and the Rest of Eurasia (up 10.5%). Banking activity in Spain has declined for the reasons explained in the fourth quarter of 2016, as a result of the current environment of very low interest rates and lower business volumes.

JANUARY-MARCH 2017	GROUP INFORMATION	P.6

Net interest income/ATA (Percentage)

Income from fees and commissions has performed very favorably, both in the last twelve months and over the quarter, largely due to the recovery in the Group’s wholesale business activity.

As a result, more recurring revenue (net interest income plus fees and commissions) has increased year-on-year by 9.2%, or 1.4% over the quarter.

Net interest income plus fees and commissions (Million euros)

(1)	At constant exchange rates: +9.2%.

The contribution from NTI has been very positive. The performance of the Global Markets unit was outstanding, thanks to the good management of market volatility and the positive trend in activity with customers. Also worth noting are capital gains of €204m before tax (€174m after tax) from the sale on the market of 1.7% of CNCB.

The dividends line item has grown in line with the first quarter of 2016 (the fourth quarter included the dividend payment from Telefónica).

Finally, the other operating income and expenses have risen by 14.7% in year-on-year terms and 10.0% over the quarter. The insurance business performed outstandingly (up 6.7% year-on-year). Although compared with fourth quarter, earnings from this activity have declined by 19.7%, the fall is mainly due to the positive effect of the release of reserves in Mexico in the fourth quarter of 2016 as a result of the regulatory change governing the sector with respect to their calculation, as both new contract and claims rates have clearly improved in the first three months of 2017.

Operating income

Operating expenses slowed their increase to 1.8% year-on-year, falling over the quarter by 2.2%. The above is due to the cost discipline implemented in all the areas of the Group through efficiency plans that are beginning to deliver results, and the materialization of some synergies (such as for example those resulting from the integration of Catalunya Banc -CX-).

Operating expenses (Million euros)

JANUARY-MARCH 2017	GROUP INFORMATION	P.7

Breakdown of operating expenses and efficiency calculation (Million euros)

	1Q17	Δ%	1Q16
Personnel expenses	1,647	(1.3)	1,669
Wages and salaries	1,282	(0.8)	1,293
Employee welfare expenses	243	(0.7)	245
Training expenses and other	122	(7.3)	131
Other administrative expenses	1,136	(2.2)	1,161
Property, fixtures and materials	265	(3.9)	276
IT	242	3.8	233
Communications	75	(3.7)	78
Advertising and publicity	90	(6.7)	97
Corporate expenses	22	(8.2)	24
Other expenses	315	(2.4)	323
Levies and taxes	126	(3.1)	130
Administration costs	2,783	(1.7)	2,830
Depreciation	354	2.9	344
Operating expenses	3,137	(1.2)	3,174
Gross income	6,383	10.3	5,788
Efficiency ratio (operating expenses/gross income; %)	49.1		54.8

Number of employees

Number of ATMs

Number of branches

The Group’s workforce decreased over the last twelve months by 3.2%, with reductions across practically all the geographical areas, particularly in Spain and to a lesser extent the United States and Mexico. There has also been a fall in the number of branches, focused again in Spain (around 130 branches were closed in February 2017). However, there has been a slight increase in ATMs, particularly in emerging geographical areas.

As a result of the above, the efficiency ratio has improved, both on the first quarter of last year and 2016 as a whole. Operating income has grown by 31.5% in the last twelve months and 9.9% on the fourth quarter of 2016.

JANUARY-MARCH 2017	GROUP INFORMATION	P.8

Efficiency (Million euros) and efficiency ratio (Percentage)

Impairment on financial assets (net) (Million euros)

(1)	At constant exchange rates: +31.5%.

Operating income (Million euros)

(1)	At constant exchange rates: -5.1%.

Provisions and others

Impairment losses on financial assets amounted to €945m, below the figure for the first three months of last year. By areas, there was a year-on-year decline in Spain, where loan provisioning requirements reduced, and the United States, as the same period last year included extraordinary provisions following the rating downgrades of some companies in the energy and metals & mining sectors. In contrast, Turkey, Mexico and South America have seen increases over the last twelve months, largely linked to the increase in lending activity, and to a lesser extent, to regulatory changes in some geographical areas (Colombia) and the impact of increased requirements for insolvency provisions associated with some customers.

Provisions (net) and other gains (losses) have fallen by 1.8% in year-on-year terms and 76.2% over the quarter. They include a charge of €177m for restructuring costs in the first quarter of 2017, basically affecting banking activity in Spain, the area where increasing efficiency is a priority focus. The fourth quarter of 2016 included €577m (€404m after tax) to cover the contingency linked to judgment by the Court of Justice of the European Union (CJEU) on “mortgage floor clauses”.

Profit

As a result of the above, the growth of the Group’s net attributable profit has been very positive, both over the quarter (up 81.4%) and in the last twelve months (up 79.2%). It is important to note that since March 2017 this figure has included the additional stake of 9.95% in the capital of Garanti, which has made a positive impact of €11m on non-controlling interests.

By business area, banking activity in Spain has generated €375m, Non Core Real Estate generated a loss of €109m, United States contributed €134m, Turkey €160m, Mexico €536m, South America €185m and the Rest of Eurasia €40m.

JANUARY-MARCH 2017	GROUP INFORMATION	P.9

Net attributable profit (Million euros)

(1)	At constant exchange rates: +79.2%.

Earnings per share (1) (Euros)

(1)	Adjusted by additional Tier 1 instrument remuneration.

ROE and ROTE (1) (Percentage)

(1)	The ROE and ROTE ratios include in the denominator the Group’s average shareholders’ funds, but do not take into account the caption within total equity named “Accumulated other comprehensive income” with an average balance of -€4.120m in 1Q 2016, -€4.492m in 2016 and -€5,743 in 1Q 2017.

ROA and RORWA (Percentage)

JANUARY-MARCH 2017	GROUP INFORMATION	P.10

Balance sheet and business activity

The most notable factors behind BBVA Group’s key balance sheet and activity figures over the quarter are:

•	A slight rise in loans and advances to customers (gross) as a result of the increase in credit volumes in emerging economies. In Spain, the trend remains the same as that seen in previous periods: deleveraging, despite the continued good performance of new production, chiefly due to more sluggish activity with institutions, increased repayments in the mortgage portfolio and a sustained decline of non-performing balances. In the United States, selective growth in the portfolios considered more profitable (basically loans to businesses and some consumer finance segments) is leading to a slight decline in overall lending activity.

•	Non-performing loans have continued the decline registered in previous quarters, particularly in Non Core Real Estate and the United States.

•	The Group’s deposits from customers closed March 0.7% down on the figure as of 31-Dec-2016, strongly impacted by the decline in repos and other deposits, and to a lesser extent time deposits. In contrast, there has been a general rise in lower-cost items, such as current and savings accounts.

•	Off-balance sheet funds have continued to rise over the quarter, strongly focused on mutual funds and investment companies.

Consolidated balance sheet (Million euros)

	31-03-17	Δ%	31-12-16	31-03-16
Cash, cash balances at central banks and other demand deposits	29,214	(27.0)	40,039	23,554
Financial assets held for trading	74,898	(0.1)	74,950	81,706
Other financial assets designated at fair value through profit or loss	2,274	10.3	2,062	2,281
Available-for-sale financial assets	78,846	(0.5)	79,221	92,476
Loans and receivables	465,304	(0.1)	465,977	469,086
Loans and advances to central banks and credit institutions	37,654	(6.5)	40,268	47,322
Loans and advances to customers	416,088	0.4	414,500	410,458
Debt securities	11,562	3.2	11,209	11,306
Held-to-maturity investments	16,712	(5.6)	17,696	17,504
Investments in subsidiaries, joint ventures and associates	1,152	50.6	765	1,179
Tangible assets	8,940	(0.0)	8,941	9,697
Intangible assets	9,561	(2.3)	9,786	9,858
Other assets	32,293	(0.4)	32,418	33,607

Total assets	719,193	(1.7)	731,856	740,947

Financial liabilities held for trading	51,179	(6.4)	54,675	55,107
Other financial liabilities designated at fair value through profit or loss	2,522	7.9	2,338	2,600
Financial liabilities at amortized cost	580,031	(1.6)	589,210	597,709
Deposits from central banks and credit institutions	94,376	(3.9)	98,241	100,395
Deposits from customers	398,499	(0.7)	401,465	409,208
Debt certificates	72,840	(4.6)	76,375	74,834
Other financial liabilities	14,315	9.0	13,129	13,272
Liabilities under insurance contracts	9,657	5.7	9,139	9,379
Other liabilities	20,886	(0.9)	21,066	21,637
Total liabilities	664,275	(1.8)	676,428	686,431

Non-controlling interests	6,874	(14.8)	8,064	8,132
Accumulated other comprehensive income	(5,144)	(5.8)	(5,458)	(4,171)
Shareholders’ funds	53,188	0.7	52,821	50,555
Total equity	54,918	(0.9)	55,428	54,516

Total equity and liabilities	719,193	(1.7)	731,856	740,947

Memorandum item:
Guarantees given	48,548	(3.9)	50,540	50,147

JANUARY-MARCH 2017	GROUP INFORMATION	P.11

Loans and advances to customers (gross) (Billion euros)

(1)	At constant exchange rates: +0.1%.

Loans and advances to customers (Million euros)

	31-03-17	Δ%	31-12-16	31-03-16
Public sector	27,787	1.0	27,506	30,058
Individuals	173,167	0.4	172,476	172,194
Mortgages	121,483	(0.8)	122,439	123,811
Consumer	36,879	4.8	35,195	33,873
Credit cards	14,805	(0.2)	14,842	14,510
Business	189,699	(0.0)	189,733	185,377
Business retail	24,843	2.1	24,343	23,903
Other business	164,856	(0.3)	165,391	161,473
Other loans	18,674	4.7	17,844	16,060
Non-performing loans	22,572	(1.5)	22,915	24,826
Loans and advances to customers (gross)	431,899	0.3	430,474	428,515
Loan-loss provisions	(15,811)	(1.0)	(15,974)	(18,057)
Loans and advances to customers	416,088	0.4	414,500	410,458
Memorandum item:
Secured loans	201,991	0.1	201,772	201,318

Customer funds (Billion euros)

(1)	At constant exchange rates: -0.5%.

Customer funds (Million euros)

	31-03-17	Δ%	31-12-16	31-03-16
Deposits from customers	398,499	(0.7)	401,465	409,208
Demand deposits	240,581	3.9	231,638	215,597
Time deposits	135,970	(5.8)	144,407	158,441
Assets sold under repurchase agreement	9,738	(11.9)	11,056	21,047
Other deposits	12,211	(15.0)	14,364	14,122
Other customer funds	135,290	2.4	132,092	131,072
Mutual funds and investment companies	58,780	6.8	55,037	53,147
Pension funds	33,479	0.2	33,418	31,410
Other off-balance sheet funds	2,952	4.3	2,831	3,611
Customer portfolios	40,078	(1.8)	40,805	42,903

Total customer funds	533,789	0.0	533,557	540,280

JANUARY-MARCH 2017	GROUP INFORMATION	P.12

Solvency

Capital base

BBVA Group had a fully-loaded CET1 ratio of 11.0% at the close of March 2017. Key to the quarter has been the recurring generation of earnings and the positive impact of the markets.

The ratio is affected by transactions carried out during the quarter, in particular the acquisition of an additional 9.95% stake in Garanti and the sale of 1.7% in CNCB. Both transactions have had a joint negative impact on this ratio of 13 basis points.

There has been a slight increase in risk-weighted assets (RWAs) in the first quarter compared with the figure for December 2016. The decline in RWAs coming from the CNCB disposal does not fully offset the growth of activity in the emerging geographical areas.

There have been four subordinate capital issues in the quarter eligible under the CRD-IV capital regulations as Tier 2, in both phased-in and fully-loaded terms, with an approximate impact of 34 basis points of capital.

Due to these factors, combined with the other impacts on CET1, the phased-in ratio stands at 11.6%. As of January 1, 2017, the ratio has been affected by the European solvency regulations, i.e. the gradual transition period for some items, the most relevant being the deductions for goodwill and intangible assets, which since 2014 have increased by 20% every January 1, and will be fully deductible on January 1, 2018. These deductions have been partially offset by the increases in the calculation of other items (such as capital gains on available-for-sale portfolios). The Tier 1 ratio ended the quarter at 12.8% and the Tier 2 ratio at 2.4%, giving a total capital ratio of 15.3%. These levels are above the requirements established by the ECB in its SREP letter and the systemic buffers applicable to BBVA Group for 2017 (7.625% for the phased-in CET1 ratio and 11.125% for the total capital ratio).

The Group maintains a robust leverage ratio: 6.6% under fully-loaded criteria (6.8% phased-in), which compares very favorably with the rest of its peer group.

Evolution of fully-loaded capital ratios (Percentage)

Ratings

On April 3, 2017, Standard & Poors (S&P) improved its outlook for BBVA to positive from stable as a result of a similar improvement in Spain’s sovereign rating outlook (on March 31), with both ratings remaining at BBB+. The rest of the credit rating agencies have not changed either BBVA’s rating or its outlook.

Ratings

Rating agency	Long term	Short term	Outlook
DBRS	A	R-1 (low)	Stable
Fitch	A-	F-2	Stable
Moody’s (1)	Baa1	P-2	Stable
Scope Ratings	A	S-1	Stable
Standard & Poor’s	BBB+	A-2	Positive

(1)	Additionally, Moody’s assigns an A3 rating to BBVA’s long term deposits.

Capital base (1) (Million euros)

	CRD IV phased-in (1)			CRD IV fully-loaded
	31-03-2017 (2)	31-12-16	31-03-16	31-03-2017 (2)	31-12-16	31-03-16
Common Equity Tier 1 (CET 1)	45,364	47,370	46,471	42,893	42,398	42,007
Tier 1	50,034	50,083	48,272	48,816	48,459	47,004
Tier 2	9,397	8,810	11,566	9,653	8,739	11,643

Total Capital (Tier 1 + Tier 2)	59,431	58,893	59,838	58,469	57,198	58,647

Risk-weighted assets	389,696	388,951	399,270	389,696	388,951	398,826
CET1 (%)	11.6	12.2	11.6	11.0	10.9	10.5
Tier 1 (%)	12.8	12.9	12.1	12.5	12.5	11.8
Tier 2 (%)	2.4	2.3	2.9	2.5	2.2	2.9

Total capital ratio (%)	15.3	15.1	15.0	15.0	14.7	14.7

(1)	The capital ratios are calculated under CRD IV from Basel III regulation, applying a 80% phase-in for 2017 and a 60% for 2016.
(2)	Preliminary data.

JANUARY-MARCH 2017	GROUP INFORMATION	P.13

Risk management

Credit risk

In the first quarter of 2017 BBVA Group has maintained the positive trend in the metrics related to credit risk management:

•	Credit risk has remained flat over the quarter. At constant exchange rates, there was a year-on-year decline of 0.4%. Highlights: deleveraging in Spain, South America, the United States and Turkey (in the latter case due to the exchange-rate effect); and growth in Mexico.

•	Non-performing loans have declined again with respect to the close of 2016. The balance has fallen by 1.5% in the last three months. There have been good figures in practically all geographical areas, with Non Core Real-Estate (down 7.7%) and the United States (down 13.5%) being mainly responsible for the reduction. In contrast, there has been a rise in South America of 13.2%, strongly influenced by the current economic situation.

•	The Group’s NPL ratio continues to improve (down 7 basis point over the last three months and down 49 basis points on the figure for 31-Mar-2016), to 4.8% as of the close of the quarter.
•	Loan-loss provisions have fallen slightly by 1.1% on the figure at the close of December 2016 (down 1.3% excluding the exchange-rate effect), due to declines in all the geographical areas except for South America (up 5.7%) and Mexico (up 9.4%).

•	The coverage ratio stands at 71%.

•	Finally, the cumulative cost of risk through March is 0.90%.

Non-performing loans (Million euros)

Credit risks (1) (Million euros)

	31-03-17	31-12-16	30-09-16	30-06-16	31-03-16
Non-performing loans and guarantees given	23,236	23,595	24,253	24,834	25,473
Credit risks	480,517	480,720	472,521	483,169	478,429
Provisions	16,385	16,573	17,397	18,264	18,740
NPL ratio (%)	4.8	4.9	5.1	5.1	5.3
NPL coverage ratio (%)	71	70	72	74	74

(1)	Include gross loans and advances to customers plus guarantees given.

Non-performing loans evolution (Million euros)

	1Q17	4Q16	3Q16	2Q16	1Q16
Beginning balance	23,595	24,253	24,834	25,473	25,996
Entries	2,490	3,000	2,588	2,947	2,421
Recoveries	(1,698)	(2,141)	(1,784)	(2,189)	(1,519)
Net variation	792	859	804	758	902
Write-offs	(1,141)	(1,403)	(1,220)	(1,537)	(1,432)
Exchange rate differences and other	(9)	(115)	(165)	140	6
Period-end balance	23,236	23,595	24,253	24,834	25,473
Memorandum item:
Non-performing loans	22,572	22,915	23,589	24,212	24,826
Non-performing guarantees given	664	680	665	622	647

JANUARY-MARCH 2017	GROUP INFORMATION	P.14

Structural risks

Liquidity and funding

Management of liquidity and funding aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance, always in compliance with current regulatory requirements.

A core principle in BBVA’s management of the Group’s liquidity and funding is the financial independence of its banking subsidiaries abroad. This principle prevents the propagation of a liquidity crisis among the Group’s different areas and ensures that the cost of liquidity is correctly reflected in the price formation process.

In the first quarter of 2017 liquidity and funding conditions have remained comfortable across BBVA Group’s global footprint:

•	The financial soundness of the Group’s banks is based on the funding of lending activity, fundamentally through the use of customer funds. Customer deposits, in particular those more liquid and of lower cost, have shown a positive trend in all the Group’s franchises.

•	In the Eurozone, the liquidity situation is comfortable in all the internal and regulatory metrics, and is within established limits. In the first three months of 2017 liquidity has been generated by a narrowing of the credit gap, as well as a reduction in the fixed-income portfolios.

•	In Mexico, the liquidity position continues to be sound, despite market volatility. The credit gap has narrowed this year, thanks to a significant increase of deposits in U.S. dollars, so there is little dependence on wholesale funding.

•	In the United States, the liquidity situation is comfortable, with extensive volumes of cash supported by the reduction of the credit gap. In the first quarter of 2017, the credit rating agency Standard & Poor’s improved the outlook of BBVA Compass from negative to stable.

•	Comfortable liquidity situation in Turkey. Slight increase in the credit gap during the quarter due to higher lending activity.

•	In South America, deposit growth over the quarter higher than that of the loan book has helped improve the comfortable liquidity situation in the region.

•	In the first three months of the year, BBVA S.A. has accessed the wholesale funding markets for €2 billion, using senior (€1 billion) and Tier 2 (€1 billion) debt. In addition, BBVA S.A. has also closed various private issuance transactions of Tier 2 debt for a total of €330m. In April BBVA S.A. has also once more issued senior debt with a variable coupon for €1.5 billion. The long-term wholesale funding markets remain stable in the other geographical areas where the Group operates. Of note has been the senior debt issue by Garanti in Turkey for US$500m.

•	Short-term funding has also continued to perform favorably, in a context of high liquidity.

•	As regards the new LCR regulatory liquidity ratio, BBVA Group has levels of over 100%, clearly higher than demanded by regulations (over 80% in 2017), both at Group level and in all its banking subsidiaries.

Foreign exchange

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises abroad, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

The first quarter of 2017 has been marked by:

•	Uncertainty with respect to the fiscal and commercial policies of the new U.S. administration, which has generated a high level of volatility in the case of the Mexican peso.

•	The cautious rise in interest rates by the Federal Reserve (FED).

•	The debate on the elimination of negative rates by the European Central Bank (ECB), in view of the improvement in macroeconomic data.

•	Activation of the process for the United Kingdom’s exit from the European Union (Brexit).

•	Action by central banks in Mexico (Banxico) and Turkey (CBRT) to address the volatility of their currencies.

In this context, BBVA has maintained its policy of actively hedging its main investments in emerging countries, covering on average between 30% and 50% of the earnings expected for the following year and around 70% of the excess of the CET1 ratio (which is not naturally covered by the ratio itself). In accordance with this policy, at the close of March 2017, the sensitivity of the CET1 ratio to a depreciation of 10% of the main emerging currencies (Mexican peso or Turkish lira) against the euro would be limited to less than 2 basis points, and the coverage level of the expected earnings for next year in these two countries would be around 60% in Mexico and 50% in Turkey.

JANUARY-MARCH 2017	GROUP INFORMATION	P.15

Interest rates

The aim of managing interest-rate risk is to maintain a sustained growth of net interest income in the short and medium term, irrespective of interest-rate fluctuations, while controlling the impact on the capital adequacy ratio through the valuation of the portfolio of available-for-sale assets.

In the first quarter of 2017, the results of this management have been satisfactory, with limited risk strategies in all the Group’s banks aimed at improving profitability. The amount of NTI generated in Europe, Mexico and Turkey is the result of prudent portfolio management strategies, particularly of sovereign debt, in a context of low interest rates. Portfolios are also held in the United States and South America, mainly of sovereign debt, to manage the balance-sheet structure.

Finally, the following is worth noting with respect to the monetary policy pursued by the different central banks of the main geographical areas where BBVA operates:

•	No relevant changes in the Eurozone, where rates remain at 0%.

•	In the United States the upward trend in interest rates continues, with a further rise in March to 1%.

•	In Mexico, Banxico has carried out two interest-rate hikes so far this year for a total of 75 basis points, with the aim of containing inflation, leaving the monetary policy level at 6.50%.

•	In Turkey, the quarter has been marked by the CBRT’s
interest-rate hikes to contain inflationary and depreciation pressures on the Turkish lira.

Economic capital

Consumption of economic risk capital (ERC) at the close of February stood at €37,127m1 in consolidated terms, a similar level to the close of 2016. Of note by type of ERC are: the increase in ERC for credit risk (the Americas and Turkey) and to a lesser extent equity risk due to goodwill (a result of the appreciation of some currencies over the quarter); as well as the reductions in trading ERC (for Garanti and insurance activity in Spain); fixed-income spread (Spain and Corporate & Investment Banking - CIB); exchange-rate (due to the depreciation of the Turkish lira in January 2017 on December 2016) and interest-rate structural risk; and fixed assets.

Attributable economic risk capital breakdown

(Percentage as of March 2017)

(1)	The rate of change is calculated against the consolidated data at the close of December 2016 in comparable terms (€37,094m). This includes the annual effect of updating the diversification coefficients, the asset risk parameters at the close of the year (Mexico, South America, the United States and Garanti), and the sovereign rating (Garanti), as well as a review of the rest of the risk models, against the official consolidated figure at the close of 2016 (€37,665m).

JANUARY-MARCH 2017	GROUP INFORMATION	P.16

The BBVA share

Global growth improved in the second half of 2016 (around 0.9% on a quarterly basis) and the trend appears to be solidifying so far in 2017. Growth in developed countries is accelerating thanks to an increase in confidence and global trade, also underpinned by an improved outturn in the Chinese economy. The performance of the rest of the emerging economies is uneven, but in general the trend is for recovery.

Against this backdrop, the main stock market indices delivered positive results in the first quarter of 2017. In Europe, the Stoxx 50 rose by 5.0%; in the Eurozone, the Euro Stoxx 50 gained 6.4%; and in Spain, the Ibex 35 increased by 11.9%. The S&P 500, which tracks the share prices of U.S. companies, also performed positively, registering a 5.5% rise.

In the banking sector, the European Stoxx Banks index, which includes British banks, rose 5.1%, while the Eurozone bank index, the Euro Stoxx Banks, increased by 8.4%. In contrast, in the United States the S&P Regional Banks sector index recorded a decline of 1.7%.

During the first three months of 2017, the BBVA share sustained a stronger relative performance than both the European banking sector and the Ibex 35; the share price rose by 13.3%, closing the quarter at 7.27 euros.

BBVA share evolution compared with European indices

(Base indice 100=31-03-2016)

The BBVA share and share performance ratios

	31-03-17	31-12-16
Number of shareholders	919,274	935,284
Number of shares issued	6,566,615,242	6,566,615,242
Daily average number of shares traded	49,642,589	47,180,855
Daily average trading (million euros)	322	272
Maximum price (euros)	7.32	6.88
Minimum price (euros)	5.92	4.50
Closing price (euros)	7.27	6.41
Book value per share (euros)	7.32	7.22
Tangible book value per share (euros)	5.88	5.73
Market capitalization (million euros)	47,739	42,118
Yield (dividend/price; %) (1)	5.1	5.8

(1)	Calculated by dividing shareholder remuneration over the last twelve months over the closing price at the end of the period.

As regards shareholder remuneration, the Board of Directors of BBVA decided at its meeting on March 29, 2017 to increase share capital against voluntary reserves, in accordance with the terms agreed by the Annual General Meeting of March 17, 2017. This increase in share capital has served as a way to implement the “dividend option” shareholder remuneration system, offering BBVA shareholders the possibility of receiving all or a part of their remuneration in newly issued BBVA ordinary shares or cash. BBVA has committed to buy each free allocation right at a price of €0.131 gross per right. Ultimately, owners of 83.28% of these rights chose to receive new shares.

In the future, once this “dividend-option” has been paid, and in line with the significant event published on February 1, 2017, BBVA intends to distribute fully in cash between 35% and 40% of profits obtained each year. This shareholder remuneration policy will be formed each year of an interim dividend (which is expected to be paid in October) and a final dividend (which will be paid out upon completion of the final year and following approval of the application of the result, foreseeably in April). These payouts will be subject to appropriate approval by the corresponding governing bodies.

JANUARY-MARCH 2017	GROUP INFORMATION	P.17

Shareholder remuneration

(Euros-gross-/share)

The number of BBVA shares as of March 31, 2017, remained at 6,567 million and the number of shareholders was 919,274. Investors resident in Spain held 45.25% of share capital, while non-resident shareholders owned the remaining 54.75%.

Shareholder structure (31-03-2017)

	Shareholders		Shares
Number of shares	Number	%	Number	%
Up to 150	191,907	20.9	13,731,834	0.2
151 to 450	190,617	20.7	51,856,537	0.8
451 to 1,800	288,374	31.4	278,807,222	4.2
1,801 to 4,500	130,362	14.2	371,459,887	5.7
4,501 to 9,000	60,509	6.6	381,412,700	5.8
9,001 to 45,000	50,887	5.5	887,297,571	13.5
More than 45,001	6,618	0.7	4,582,049,491	69.8

Total	919,274	100.0	6,566,615,242	100.0

BBVA shares are traded on the Continuous Market of the Spanish Stock Exchanges and also on the stock exchanges in London and Mexico. BBVA American depositary shares (ADS) are traded on the New York Stock Exchange and on the Lima Stock Exchange (Peru), under an exchange agreement between these two markets. Among the main stock market indices, BBVA shares are included on the Ibex 35, Euro Stoxx 50 and Stoxx 50, with a weighting of 8.80%, 2.01% and 1.30% respectively. They are also listed on several sector indices, including the Euro Stoxx Banks, with a weighting of 9.17%, and the Stoxx Banks, with a weighting of 4.58%.

Finally, BBVA maintains a significant presence on a number of international sustainability indices or ESG (environmental, social and governance), which evaluate the performance of companies in this area, as summarized in the table below.

Sustainability indices on which BBVA is listed as of 31-03-2017 (1)

(1)	The inclusion of BBVA in any MSCI index, and the use of MSCI logos, trademarks, service marks or index names herein do not constitute a sponsorship, endorsement or romotion of BBVA by MSCI or any of its affiliates. The MSCI indices are the exclusive property of MSCI. MSCI and MSCI index names and logos are trademarks or service marks of MSCI or its affiliates.

JANUARY-MARCH 2017	GROUP INFORMATION	P.18

Responsible banking

At BBVA we have a differential banking model that we refer to as responsible banking, based on seeking out a return adjusted to principles, strict legal compliance, best practices and the creation of long-term value for all stakeholders.

The main strategic initiatives related to responsible banking which we are working on are:

•	The creation of lasting and more balanced relationships with our customers through transparent, clear and responsible communication and financial education included in the solutions that we offer.

In order to enhance financial education, in the first quarter of 2017 BBVA launched the Center for Financial Education and Skills in collaboration with globally renowned institutions and organizations. The center’s goal is to promote financial knowledge and help people to acquire financial skills that will enable them to improve their lives and access better opportunities.

Moreover, in Spain, BBVA has also launched the 8th edition of Valores de futuro (Future Values), a program which seeks to promote values associated with the correct use of money among children aged 6 to 15 years. More than five million students have taken part in this program since its inception in 2009.

•	The full integration of how we do business through responsible business policies, a reputational risk model, and a people-centric culture throughout the Organization.

BBVA is committed to communities across our global footprint. In this regard, because of the interest that has arisen among some stakeholders in regard to the financing of the Dakota Access Pipeline, the Bank has sought to sustain a fluid dialog with the customer and representatives of Sioux Standing Rock to facilitate a favorable agreement for all sides. BBVA has published an official statement summarizing its position on this issue:

1.	BBVA will seek an agreement that is favorable for all parties involved.

2.	The project, for which the Bank has contributed 5% of the finance, has been assessed in accordance with the Equator Principles, complies with current legislation and has been approved by the Government of the United States.
3.	An independent human rights consultant has been hired to review matters related to the permitting process and recommend measures

In the human rights area, and as part of BBVA’s dialog with other European institutions, the Thun Group has published its second discussion paper on the implications of UN Guiding Principles 13 & 17 on Business and Human Rights within the context of banking. BBVA has been a member of the Thun Group since its creation.

•	Promotion of responsible and sustainable growth through financial inclusion, sustainable finance, support for SMEs and responsible investment.

BBVA is broadening the range of available sustainable finance tools it provides. In this regard, the Bank has demonstrated its leading position in green finance with the start-up of the green loans plan, following the success achieved in recent years with the green bonds format. This format reflects BBVA’s commitment to sustainability and green principles.

•	Investment in the community, with priority for financial education initiatives for society, entrepreneurship, knowledge and other social causes that are relevant from a local point of view.

BBVA has launched the sixth edition of “BBVA Momentum”, a social entrepreneurship program, which will be global from now on (run in Spain, United States, Mexico, Turkey and Colombia), reaching more companies and better adapting to the reality facing social entrepreneurs. BBVA Momentum is organized around five initiatives: a training program; a strategic facilitation program; access to an external network of entrepreneurs, customers and investors; collaboration to give visibility to companies; and funding

Finally, the BBVA Foundation has announced the winners of the 9th BBVA Frontiers of Knowledge Awards. Award categories include: Climate Change, Information and Communication Technologies (ICT), Basic Sciences, Biomedicine, Ecology and Conservation Biology, Contemporary Music, Economy, Finance and Company Management and Development Cooperation. The prizewinners stand out for their originality and for breaking frontiers in pursuit of new knowledge insights.

JANUARY-MARCH 2017	BUSINESS AREAS	P.19

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different business areas. Specifically, it shows a summary of the income statement and balance sheet, the business activity figures and the most significant ratios in each of them.

In 2017 the reporting structure of BBVA Group’s business areas remains basically the same as in 2016:

•	Banking activity in Spain includes, as in previous years, the Retail Network in Spain, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management units in Spain. It also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

•	Non Core Real Estate covers specialist management in Spain of loans to developers in difficulties and real-estate assets mainly coming from foreclosed assets, originated from both, residential mortgages, as well as loans to developers. New loan production to developers or loans to those that are not in difficulties are managed by Banking activity in Spain.

•	The United States includes the Group’s business activity in the country through the BBVA Compass group and the BBVA New York branch.

•	Turkey includes the activity of the Garanti Group. On March 22nd 2017 BBVA completed the acquisition of a 9.95% additional stake in Garanti. Thus, BBVA’s total stake in the said entity at present amounts to 49.85%.

•	Mexico basically includes all the banking, real-estate and insurance businesses carried out by the Group in the country.

•	South America basically includes BBVA’s banking and insurance businesses in the region.
•	The rest of Eurasia includes business activity in the rest of Europe and Asia, i.e. the Group’s retail and wholesale businesses in the area.

In addition to the above, all the areas include a remainder made up basically of other businesses and a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Lastly, the Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it corresponds to the Group’s holding function. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of equity instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles.

In addition to this geographical breakdown, supplementary information is provided for all the wholesale businesses carried out by BBVA, i.e. Corporate & Investment Banking (CIB), in all the geographical areas where it operates. This aggregate business is considered relevant to better understand the Group because of the characteristics of the customers served, the type of products offered and the risks assumed.

Lastly, as usual, in the case of the Americas, Turkey and CIB areas, the results of applying constant exchange rates are given in addition to the year-on-year variations at current exchange rates.

The information by areas is based on units at the lowest level and/or companies making up the Group, which are assigned to the different areas according to the geographical area in which they carry out their activity.

JANUARY-MARCH 2017	BUSINESS AREAS	P.20

Major income statement items by business area (Million euros)

		Business areas
		Banking		The
	BBVA	activity in	Non Core	United			South	Rest of	S Business	Corporate
	Group	Spain	Real Estate	States	Turkey	Mexico	America	Eurasia	areas	Center
1Q17
Net interest income	4,322	935	10	535	812	1,287	807	46	4,432	(110)
Gross income	6,383	1,676	(21)	732	976	1,710	1,104	135	6,312	71
Operating income	3,246	821	(51)	262	588	1,135	573	55	3,383	(137)
Profit/(loss) before tax	2,065	528	(141)	184	483	729	369	58	2,209	(144)
Net attributable profit	1,199	375	(109)	134	160	536	185	40	1,321	(122)
1Q16
Net interest income	4,152	959	26	478	775	1,290	717	41	4,286	(134)
Gross income	5,788	1,561	12	667	977	1,654	985	109	5,965	(178)
Operating income	2,614	669	(20)	209	554	1,055	524	25	3,017	(403)
Profit/(loss) before tax	1,338	355	(148)	75	424	652	375	25	1,759	(421)
Net attributable profit	709	243	(113)	49	133	489	182	16	999	(290)

Gross income(1), operating income(1) and net attributable profit breakdown(1) (Percentage. 1Q 2017)

(1)	Excludes the Corporate Center.
(2)	Includes the areas Banking activity in Spain and Non Core Real Estate.

Major balance sheet items and risk-weighted assets by business area (Million euros)

		Business areas
		Banking		The
	BBVA	activity in	Non Core	United			South	Rest of	S Business	Corporate
	Group	Spain	Real Estate	States	Turkey	Mexico	America	Eurasia	areas	Center
31-03-17
Loans and advances to customers	416,088	179,050	6,055	59,906	55,590	50,783	48,771	15,933	416,088	—
Deposits from customers	398,499	176,810	22	64,427	46,558	53,238	48,919	8,524	398,499	—
Off-balance sheet funds	95,212	57,492	7	—	3,764	20,724	12,868	356	95,212	—
Total assets/liabilities and equity	719,193	317,386	14,447	87,551	85,035	99,173	79,013	19,024	701,630	17,563
Risk-weighted assets	389,696	110,739	10,777	64,800	70,387	50,184	58,076	14,394	379,357	10,338
31-12-16
Loans and advances to customers	414,500	181,137	5,946	61,159	55,612	46,474	48,718	15,325	414,370	130
Deposits from customers	401,465	180,544	24	65,760	47,244	50,571	47,927	9,396	401,465	—
Off-balance sheet funds	91,287	56,147	8	—	3,753	19,111	11,902	366	91,287	—
Total assets/liabilities and equity	731,856	335,847	13,713	88,902	84,866	93,318	77,918	19,106	713,670	18,186
Risk-weighted assets	388,951	113,194	10,870	65,492	70,337	47,863	57,443	15,637	380,836	8,115

JANUARY-MARCH 2017	BUSINESS AREAS	P.21

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

•	Risk adjusted return. Calculation of risk adjusted return per transaction, customer, product, segment, unit and/or business area is sustained on ERC, which is based on the concept of unexpected loss at a specific confidence level, depending on the Group’s capital adequacy targets. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk, fixed-asset risk and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel III capital accord.
•	Internal transfer prices. BBVA Group has a transfer prices system whose general principles apply in the Bank’s different entities, business areas and units.

•	Allocation of operating expenses. Both direct and indirect costs are allocated to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

•	Cross-selling. In some cases, adjustments are required to eliminate shadow accounting entries that are registered in the earnings of two or more units as a result of cross-selling incentives.

Interest rates (Quarterly averages. Percentage)

	2017	2016
	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.00	0.00	0.00	0.00	0.04
Euribor 3 months	(0.33)	(0.31)	(0.30)	(0.26)	(0.19)
Euribor 1 year	(0.10)	(0.07)	(0.05)	(0.02)	0.01
USA Federal rates	0.80	0.55	0.50	0.50	0.50
TIIE (Mexico)	6.41	5.45	4.60	4.08	3.80
CBRT (Turkey)	10.12	7.98	7.99	8.50	8.98

Exchange rates (Expressed in currency/euro)

	Year-end exchange rates			Average exchange rates
		Δ% on	Δ% on		Δ% on
	31-03-17	31-03-16	31-12-16	1Q17	1Q16
Mexican peso	20.0176	(2.1)	8.8	21,6165	(8.0)
U.S. dollar	1.0691	6.5	(1.4)	1,0648	3.5
Argentine peso	16.4639	1.1	0.7	16,6964	(4.6)
Chilean peso	708.22	8.5	(0.7)	698,32	10.8
Colombian peso	3,076.92	11.7	2.8	3,115.26	15.1
Peruvian sol	3.4734	8.9	1.7	3.4998	8.6
Venezuelan bolivar	3,105.59	(76.3)	(39.0)	3,105.59	(76.3)
Turkish lira	3.8894	(17.4)	(4.7)	3.9378	(17.6)

JANUARY-MARCH 2017	BUSINESS AREAS	P.22

Banking activity in Spain

Highlights

•	Lending continues its downward trend.

•	Recovery in income from fees and commissions and excellent NTI.

•	Positive trend in operating expenses.

•	Accounting for restructuring costs to improve efficiency.

•	Stability in risk indicators.

Business activity (1)

(Year-on-year change. Data as of 31-03-2017)

(1)	Excluding repos.

Net interest income/ATA

(Percentage)

Operating income

(Million euros)

Net attributable profit

(Million euros)

Breakdown of performing loans under management (1)

(31-03-2017)

(1)	Excluding repos.

Breakdown of customer funds under management (1)

(31-03-2017)

(1)	Excluding repos.

JANUARY-MARCH 2017	BUSINESS AREAS	P.23

Macro and industry trends

The Spanish economy grew by 0.7% in the fourth quarter of 2016, maintaining steady output growth. The economy registered average annual GDP growth of 3.2% in 2016. Domestic demand remains robust.

The Spanish financial system continues with household and company deleveraging, albeit at a slower pace than in previous years. Total domestic private-sector lending fell by 4.1% in year-on-year terms, according to data to February 2017. However, new lending to households and SMEs remains on an upward trend since January 2014. New retail lending increased by 9.3% in year-on-year terms (according to March 2017 data). The total amount of new lending rose by 3.1% over the same period, despite a 5.7% decline in new lending to large companies. Asset quality indicators in the system continue to improve. The sector NPL ratio stood at 9.1% in February, 0.98 percentage points below the previous year, on the back of a significant reduction in non-performing loans (down 13.2% year-on-year). Nonetheless, system profitability declined in 2016, mainly because of the increase in provisions in the fourth quarter, partly linked to the CJEU ruling on mortgage floor clauses. Thus, the sector ROE closed 2016 at 2.7%. The liquidity position of Spanish institutions is good. The funding gap (difference between loans and deposits) is currently at an all-time low. Finally, March 2017 data show that banks increased their recourse to ECB liquidity by 12% over the last twelve months, taking advantage of the final TLRO (targeted longer-term refinancing operations) auctions.

Activity

Lending (performing customer loans under management) has remained on a downward path. It has fallen by 3.3% in year-on-year terms and 1.1% on a quarterly basis, closely related to the reduction in the residential mortgage and public-sector portfolios. However, it is worth highlighting the positive performance of new loan production, which registered year-on-year growth of 13.6% for companies and 30.7% for consumer lending (with final back-book balance at 31-Mar-2017 up 18.4% over the last twelve months and 4.8% over the last three months).

Financial statements and relevant business indicators

  (Million euros and percentage)

Income statement	1Q17	Δ%	1Q16
Net interest income	935	(2.4)	959
Net fees and commissions	382	(1.4)	388
Net trading income	224	193.2	77
Other income/expenses	134	(2.4)	138
of which Insurance activities (1)	108	(2.5)	110
Gross income	1,676	7.4	1,561
Operating expenses	(856)	(4.0)	(891)
Personnel expenses	(479)	(3.2)	(495)
Other administrative expenses	(297)	(6.5)	(318)
Depreciation	(80)	0.6	(79)
Operating income	821	22.6	669
Impairment on financial assets (net)	(165)	(36.0)	(258)
Provisions (net) and other gains (losses)	(128)	127.1	(56)
Profit/(loss) before tax	528	48.7	355
Income tax	(152)	37.0	(111)
Profit/(loss) for the year	376	54.0	244
Non-controlling interests	(1)	(11.1)	(1)
Net attributable profit	375	54.2	243

(1)	Includes premiums received net of estimated technical insurance reserves.

Balance sheets	31-03-17	Δ%	31-12-16
Cash, cash balances at central banks and other demand deposits	3,794	(69.0)	12,230
Financial assets	95,503	(4.9)	100,394
Loans and receivables	206,865	(3.6)	214,497
of which Loans and advances to customers	179,050	(1.2)	181,137
Inter-area positions	6,725	44.4	4,658
Tangible assets	1,426	(0.7)	1,435
Other assets	3,074	16.8	2,632

Total assets/liabilities and equity	317,386	(5.5)	335,847

Financial liabilities held for trading and designated at fair value through profit or loss	37,584	(7.2)	40,490
Deposits from central banks and credit institutions	58,484	(11.4)	66,029
Deposits from customers	176,810	(2.1)	180,544
Debt certificates	34,589	(9.7)	38,322
Inter-area positions	—	—	—
Other liabilities	671	(45.0)	1,220
Economic capital allocated	9,247	0.1	9,242

Relevant business indicators	31-03-17	Δ%	31-12-16
Loans and advances to customers (gross) (1)	178,638	(1.1)	180,595
Non-performing loans and guarantees given	11,726	(0.8)	11,819
Customer deposits under management (1)	172,244	(1.4)	174,679
Off-balance sheet funds (2)	57,492	2.4	56,147
Risk-weighted assets	110,739	(2.2)	113,194
Efficiency ratio (%)	51.0		55.8
NPL ratio (%)	5.8		5.8
NPL coverage ratio (%)	53		53
Cost of risk (%)	0.38		0.32

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance sheet funds.

JANUARY-MARCH 2017	BUSINESS AREAS	P.24

In terms of asset quality, net additions to NPLs declined again. Together with a reduction in lending, this has pushed the NPL ratio down to 5.8% at 31-Mar-2017 (up 2 basis points in the last quarter and down 63 basis points in the last twelve months). The coverage ratio closed the quarter at 53%.

Customer deposits under management declined by 2.0% year-on-year and by 1.4% over the last quarter. The reduction in time deposits (down 22.4% and 9.4% respectively) was the main driver, given that current and savings accounts performed strongly (up 28.3% and 5.9% respectively).

Finally, off-balance sheet funds grew by 8.4% year-on-year and by 2.4% on a quarterly basis, with a notable increase in mutual funds (up 12.5% and 4.3% respectively).

Result

The key highlights of the income statement in the area in the first quarter of 2017 are as follows:

•	2.4% year-on-year decline in cumulative net interest income to March 2017 as a result of lower loan volumes, and sales of wholesale portfolios. However, the latter has had a positive impact on the area’s NTI.

•	Income from fees and commissions recovered between January and March, thanks to the positive contribution from wholesale businesses. This represents a modest decline of 1.4% relative to the same period of 2016, after a very strong performance during the first quarter of last year.

•	The contribution from NTI was greater than in the same period in 2016, largely due to the strong performance of the Global Markets unit.
•	The other income/expenses heading registered a 2.4% year-on-year decline. Income from insurance activity was a highlight within this category. While registering a slight 2.5% year-on-year decline, the insurance business performed strongly during the first quarter of 2017 (up 18.7% compared with the last quarter of 2016), thanks to the positive performance of insurance underwriting margins, which are very closely linked to strong increases in new policies in the quarter and the low claims ratio.

•	Therefore, the area’s gross income posted a positive performance (up 7.4%).

•	Operating expenses declined by 3.6% over the last three months and by 4.0% year-on-year. This decline is linked to synergies arising from the integration of CX and the implementation of efficiency plans in the last quarter of 2016 (around 130 branches were closed in February).

•	Consequently, both the area’s efficiency ratio and operating income registered clear improvements.

•	Impairment losses on financial assets declined by 36.0% year-on-year as a result of reduced provisioning requirements. The cost of risk in the area closed the quarter at 0.38%.

•	Finally, the provisions (net) and other gains (losses) heading increased significantly, mainly due to €148m of restructuring costs.

Overall, net attributable profit generated by banking activity in Spain in the first quarter of 2017 was €375m, representing a year-on-year increase of 54.2%.

JANUARY-MARCH 2017	BUSINESS AREAS	P.25

Non Core Real Estate

Highlights

•	The positive trend in data from the Spanish real-estate sector continues.

•	New strategy in the area, focused on growing sales and reducing stock, while aiming to preserve the economic value of the assets.

•	Decline in net exposure and NPLs.

Industry trends

2016 was a positive year for the real-estate sector with sales growth pushing up house prices and construction activity.

According to the latest available information from the General Council of Spanish Notaries, nearly 460,000 homes were sold in 2016, amounting to a 13.9% year-on-year increase. 2017 has begun with renewed impetus in house sales. Transactions rose by 13.9% year-on-year in the first two months of the year.

According to the latest data published by the National Institute for Statistics (INE), the price of homes rose by 4.5% year-on-year in the fourth quarter of 2016. This growth is somewhat higher than in the previous quarter (4.0%) and may be a sign of a reversion of the moderate trend started from the second quarter of 2016.

The mortgage market retains momentum, thanks to increased sales against a backdrop of low financing costs, with interest rates remaining at record low levels, albeit with some signs of moderation in the last part of 2016. The volume of new residential mortgage loans granted to families in 2016 grew by 5.0% in year-on-year terms, or 17.4% if all transactions whose conditions were renegotiated are excluded. New lending in the first two months of 2017 has increased by 8.1%.

Net exposure to real-estate (Million euros)

Slightly over 64,000 housing permits were granted for construction activity in 2016, representing a year-on-year increase of 28.9%. This now marks three consecutive years of growth in residential construction.

Activity

BBVA continues with its strategy of reducing its exposure to the real-estate sector in Spain, both in the developer segment (lending to real-estate developers plus foreclosed assets derived from those loans) and in other real-estate assets. As of 31-Mar-2017, the net exposure stood at €9,293m, a fall of 9.0% from December 2016, driven primarily by wholesale transactions during the last quarter.

Coverage of real-estate exposure

  (Million of euros as of 31-03-17)

	Gross Value	Provisions	Net exposure	% Coverage
Real-estate developer loans (1)	6,448	2,748	3,700	43
Performing	1,710	85	1,625	5
Finished properties	1,111	51	1,060	5
Construction in progress	360	7	353	2
Land	195	25	170	13
Without collateral and other	43	2	42	4
NPL	4,739	2,663	2,075	56
Finished properties	1,939	722	1,217	37
Construction in progress	302	169	133	56
Land	2,081	1,453	629	70
Without collateral and other	416	320	96	77
Foreclosed assets	13,525	8,493	5,032	63
Finished properties	7,741	4,252	3,492	55
Construction in progress	798	524	275	66
Land	4,986	3,717	1,266	75
Other real-estate assets(2)	1,030	470	561	46
Real-estate exposure	21,004	11,711	9,293	56

(1)	Compared to Bank of Spain’s Transparency scope (Circular 5/2011 dated November 30), real-estate developer loans do not include €1.2 Bn (December 2016) and €1 Bn (March 2017) mainly related to developer performing loans transferred to the Banking activity in Spain unit.
(2)	Other real-estate assets not originated from foreclosures.

JANUARY-MARCH 2017	BUSINESS AREAS	P.26

During the first three months of 2017, on top of steady growth in standard retail sales there were two notable sales of wholesale real-estate assets portfolios: the sale of a portfolio of service-sector rental properties with a gross value of around €300m; and the sale of around 3,400 residential properties with a gross value of around €362m. Overall, 10,884 units were sold during the quarter at a sales price of €860m. This represents a significant increase on the same period of last year both in the number of units and sales price. These figures include outflows of around 1,500 rental homes contributed for the participated company, Testa Residencial. The policies and commercial plans established for each asset type will continue in 2017 with the aim of accelerating sales and reducing the stock, with specific actions targeted at the product which has spent the longest time on the Bank’s balance sheet. Work will also be carried out to increase the pace of reduction of stock through the sale or contribution of packages of assets to participated real-estate companies or through commercial agreements with developers. The different initiatives under consideration are analyzed on a case-by-case basis, with the goal of preserving the economic value of the assets.

In terms of total real-estate exposure, including outstanding loans to developers, foreclosed assets and other assets, the coverage ratio was 56% at the close of the first quarter of 2017, an improvement of one percentage point on 31-Dec-2016.

Non-performing loans have fallen again in the first quarter, with limited new additions of NPLs over the period and a coverage ratio of 53%.

Result

This business area posted a cumulative loss in the first quarter of 2017 of €109m, compared with a loss of €113m in the same period last year. A positive aspect worth highlighting is the reduction is provisioning needs for impairment losses on financial assets. Results for this quarter also reflect the loss on the sale of 3,400 foreclosed residential properties. These types of wholesale transactions increase the pace of reduction in the Group’s real-estate exposure, albeit incurring a larger discount than on retail sales. In addition, the area generated lower net interest income due to the transfer of part of the outstanding portfolio to banking activity in Spain in the second and fourth quarters of 2016.

Financial statements (Million euros)

Income statement	1Q17	Δ%	1Q16
Net interest income	10	(63.5)	26
Net fees and commissions	2	86.8	1
Net trading income	(0)	(99.4)	(0)
Other income/expenses	(32)	114.2	(15)
Gross income	(21)	n.m.	12
Operating expenses	(30)	(5.1)	(32)
Personnel expenses	(15)	(2.5)	(16)
Other administrative expenses	(8)	(13.2)	(9)
Depreciation	(7)	0.2	(7)
Operating income	(51)	156.8	(20)
Impairment on financial assets (net)	(4)	(91.5)	(47)
Provisions (net) and other gains (losses)	(86)	6.1	(81)
Profit/(loss) before tax	(141)	(4.4)	(148)
Income tax	33	(5.0)	34
Profit/(loss) for the year	(109)	(4.2)	(113)
Non-controlling interests	(0)	n.m.	0
Net attributable profit	(109)	(3.8)	(113)

Balance sheet	31-03-17	Δ%	31-12-16
Cash, cash balances at central banks and other demand deposits	10	7.8	9
Financial assets	767	33.4	575
Loans and receivables	6,055	1.8	5,946
of which Loans and advances to customers	6,055	1.8	5,946
Inter-area positions	—	—	—
Tangible assets	431	(7.1)	464
Other assets	7,185	6.9	6,719

Total assets/liabilities and equity	14,447	5.4	13,713

Financial liabilities held for trading and designated at fair value through profit or loss	—	—	—
Deposits from central banks and credit institutions	—	—	—
Deposits from customers	22	(9.6)	24
Debt certificates	821	(1.5)	834
Inter-area positions	10,319	8.4	9,520
Other liabilities	0	n.m.	(0)
Economic capital allocated	3,285	(1.5)	3,335
Memorandum item:
Risk-weighted assets	10,777	(0.9)	10,870

JANUARY-MARCH 2017	BUSINESS AREAS	P.27

The United States

Highlights

•	Lending continues to focus on selective and profitable growth.

•	Positive trend in more liquid funds and good management of their cost.

•	Good performance in more recurring revenues.

•	Containment of operating expenses and of the impairment of financial assets.

•	Improved risk indicators.

Business activity (1)

(Year-on-year change at constant exchange rate. Data as of 31-03-2017)

(1)	Excluding repos.

Net interest income/ATA

(Percentage. Constant exchange rate)

Operating income

(Million euros at constant exchange rate)

(1)	At current exchange rate: +25.1%.

Net attributable profit

(Million euros at constant exchange rate)

(1)	At current exchange rate: +173.9%.

Breakdown of performing loans under management (1)

(31-03-2017)

(1)	Excluding repos.

Breakdown of customer funds under management (1)

(31-03-2017)

(1)	Excluding repos.

JANUARY-MARCH 2017	BUSINESS AREAS	P.30

Macro and industry trends

U.S. GDP grew by just under 3% in annualized terms in the second half of 2016, after a relatively weak first half of the year (growth at around an annualized average of 1%), but progress has been at dual speed, with strong consumption offset by practically stagnant investment. Despite the support provided by employment growth and easy credit, the expansion of private consumption will probably slow, as rising prices and deleveraging will have an impact on household spending. The outlook for investment is slightly more optimistic, supported by improved expectations, stable oil prices and sustained growth in housing supply, although its rate of increase is expected to be very moderate.

With regard to the currency market, the trend in dollar gains against the euro in the last quarter of 2016 was broken at the start of the year, and has reversed slightly since that point. In fact, the dollar has lost 1.4% in the quarter, partly reflecting the Fed’s statement on gradualism in its monetary policy normalization process, and partly due to the slightly improved situation in Europe.

The financial system continues in good shape overall despite the environment of low interest rates. With data as of the close of 2016, the system’s NPL ratio stands at 2.07%, with a slight upturn on the figure for the third quarter of last year (2.05%). Despite this, the NPL ratio is still at a very positive level. With regard to lending, according to the latest available information as of February 2017 it has remained practically stable over the last twelve months. The total volume has fallen back 0.4% in year-on-year terms, with a decline of 1.3% in commercial loans and growth of 1.7% in residential home loans and 4.9% in consumer finance. The trend for total deposits in the system continues upward, with year-on-year growth of 2.3% as of February 2017.

Activity

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant and business indicators.

Financial statements and relevant business indicators

  (Million euros and percentage)

Income statement	1Q17	Δ%	Δ%(1)	1Q16
Net interest income	535	12.1	8.2	478
Net fees and commissions	175	19.7	15.5	146
Net trading income	33	(28.6)	(31.2)	46
Other income/expenses	(12)	286.7	277.9	(3)
Gross income	732	9.7	5.9	667
Operating expenses	(470)	2.6	(0.9)	(458)
Personnel expenses	(269)	(0.6)	(4.1)	(271)
Other administrative expenses	(152)	9.0	5.2	(140)
Depreciation	(49)	2.2	(1.3)	(47)
Operating income	262	25.1	20.8	209
Impairment on financial assets (net)	(75)	(21.2)	(23.9)	(95)
Provisions (net) and other gains (losses)	(4)	(90.1)	(90.5)	(40)
Profit/(loss) before tax	184	144.9	135.7	75
Income tax	(49)	90.0	83.6	(26)
Profit/(loss) for the year	134	173.8	163.1	49
Non-controlling interests	0	(100.0)	(100.0)	(0)
Net attributable profit	134	173.9	163.1	49

Balance sheets	31-03-17	Δ%	Δ%(1)	31-12-16
Cash, cash balances at central banks and other demand deposits	8,424	5.8	7.3	7,963
Financial assets	14,228	(2.4)	(1.0)	14,581
Loans and receivables	61,586	(2.2)	(0.8)	62,962
of which Loans and advances to customers	59,906	(2.0)	(0.7)	61,159
Inter-area positions	—	—	—	—
Tangible assets	770	(2.2)	(0.8)	787
Other assets	2,543	(2.5)	(1.1)	2,609

Total assets/liabilities and equity	87,551	(1.5)	(0.1)	88,902

Financial liabilities held for trading and designated at fair value through profit or loss	2,663	(8.2)	(6.9)	2,901
Deposits from central banks and credit institutions	3,871	11.5	13.0	3,473
Deposits from customers	64,427	(2.0)	(0.6)	65,760
Debt certificates	2,425	(0.9)	0.5	2,446
Inter-area positions	4,729	(3.0)	(1.6)	4,875
Other liabilities	6,033	(0.6)	0.8	6,068
Economic capital allocated	3,402	0.7	2.1	3,379

Relevant business indicators	31-03-17	Δ%	Δ%(1)	31-12-16
Loans and advances to customers (gross) (2)	60,729	(2.1)	(0.7)	62,000
Non-performing loans and guarantees given	844	(13.5)	(12.2)	976
Customer deposits under management (2)	61,864	(2.1)	(0.7)	63,195
Off-balance sheet funds (3)	—	—	—	—
Risk-weighted assets	64,800	(1.1)	0.4	65,492
Efficiency ratio (%)	64.2			68.1
NPL ratio (%)	1.3			1.5
NPL coverage ratio (%)	107			94
Cost of risk (%)	0.49			0.37

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

JANUARY-MARCH 2017	BUSINESS AREAS	P.29

Lending activity (performing loans and advances under management) continues the trend to moderation which began in the second half of 2015. The trend is supported by the area’s selective growth strategy in the most profitable portfolios and segments that represent more efficient capital consumption. As a result, this heading has fallen 4.4% year-on-year and declined 1.4% over the quarter. By portfolios, growth is basically focused on business lending (up 1.3% in the quarter), in some segments of loans to companies (specifically on real estate developer mortgages, mortgage collateralized loans and cards), and loans to the public sector (up 4.9% in the last three months).

With regard to asset quality, the main indicators improved over the quarter. The NPL ratio closed at 1.3%, a decline of 17 basis points compared with the close of 2016. The coverage ratio also improved to 107% (94% as of 31-Dec-2016).

Customer deposits under management have declined slightly (down 3.4% year-on-year and 0.7% in the quarter), strongly influenced by the reduction of time deposits (-24.1% and -12.9% respectively), stemming from the implementation of measures by the area to manage their cost. On the contrary, current and savings accounts maintain their positive trend and increased by 3.2% year-on-year and 2.7% over the quarter.

Result

The United States generated a cumulative net attributable profit income through March 2017 of €134m, much higher than that of the same period of the previous year. The most relevant aspects of the area’s income statement are as follows:

•	Net interest income continues to perform positively, with a cumulative figure through March rising by 8.2% over the last twelve months. This is due to the combined result of the measures adopted by BBVA Compass to improve loan yields and reduce the cost of deposits, as well as the Fed’s interest-rate hikes.

•	Income from fees and commissions has increased year-on-year by 15.5%, basically due to the positive trend in deposit and asset management fees, as well as those generated by the corporate and investment banking business.

•	Reduction of 31.2% in NTI compared to the amount of the same period of the previous year. The good performance of the Global Markets unit in the quarter was not enough to offset the capital gains on portfolio sales done in the first quarter of 2016. However, this heading grew 32.5% compared to the previous quarter.

•	Operating expenses were flat, showing a decline of 0.9%. Worth of note is the reduction in personnel costs, which offsets the increase in general expenses.

•	Lastly, impairment losses on financial assets were significantly down compared to the the first quarter of 2016 (down 23.9%) when extraordinary provisions were allocated in response to the rating downgrade of some companies operating in the energy (exploration & production) and metals & mining (basic materials) sectors. As a result, the cumulative cost of risk as of 31-Mar-2017 stood at 0.49%, a significant decline compared to the same period of 2016.

JANUARY-MARCH 2017	BUSINESS AREAS	P.30

Mexico

Highlights

•	Good year-on-year performance of lending, despite moderate economic activity.

•	Expenses continue to increase below gross income and net attributable profit is growing year-on-year at double-digit rates.

•	Asset quality resilience. Better than expected cost of risk.

Business activity (1)

(Year-on-year change at constant exchange rate. Data as of 31-03-2017)

(1)	Excluding repos.

Net interest income/ATA

(Percentage. Constant exchange rate)

Operating income

(Million euros at constant exchange rate)

(1)	At current exchange rate: +7.6%.

Net attributable profit

(Million euros at constant exchange rate)

(1)	At current exchange rate: +9.7%.

Breakdown of performing loans under management (1)

(31-03-2017)

(1)	Excluding repos.

Breakdown of customer funds under management (1)

(31-03-2017)

(1)	Excluding repos.

JANUARY-MARCH 2017	BUSINESS AREAS	P.31

Macro and industry trends

GDP grew by 2.1% in Mexico in 2016, slightly below the trend registered in recent years. Stronger growth in the second half of the year helped compensate the slowdown in the first six months, primarily driven by an upturn in exports linked to the U.S. economic recovery.

The significant depreciation of the Mexican peso in 2016 has reversed since mid-January 2017, thanks to moderation from the United States with respect to future trade policy and, to a lesser degree, the hedging program implemented by Banxico. Exchange rate developments, together with an easing of the increase in inflation, could allow Banxico to soften the path of interest rate hikes relative to 2016.

The Mexican financial system maintains very comfortable capital adequacy and asset quality indicators. The capital adequacy ratio stood at 14.9% at the close of 2016, while the NPL ratio declined to 2.2% to January 2017, according to data released by the National Securities Banking Commission (CNBV). Nominal year-on-year growth in the loan portfolio in January was similar to growth rates registered during the previous year (up 11.6%). All portfolios contributed to this good performance. Traditional bank deposits (demand and time) rose 11.3% year-on-year in nominal terms, according to CNBV data to January 2017, with both components performing similarly.

Activity

All rates of change given below, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

BBVA in Mexico continued registering good growth in its lending (performing customer loans under management) in the first quarter of 2017, despite the slowdown in economic activity over the period. The portfolio grew 9.8% year-on-year and by 0.3% quarter-on-quarter. As a result, BBVA Bancomer retains its leadership, with a market share for its current portfolio of 23.5% (according to local information from the CNBV for the close of February 2017).

Financial statements and relevant business indicators

  (Million euros and percentage)

Income statement	1Q17	Δ%	Δ%(1)	1Q17
Net interest income	1,287	(0.2)	8.4	1,290
Net fees and commissions	281	3.0	12.0	273
Net trading income	73	67.8	82.3	43
Other income/expenses	69	41.3	53.5	49
Gross income	1,710	3.3	12.3	1,654
Operating expenses	(575)	(4.1)	4.2	(599)
Personnel expenses	(247)	(6.3)	1.8	(263)
Other administrative expenses	(265)	(3.9)	4.4	(276)
Depreciation	(63)	4.3	13.3	(60)
Operating income	1,135	7.6	16.9	1,055
Impairment on financial assets (net)	(402)	4.9	14.0	(383)
Provisions (net) and other gains (losses)	(4)	(79.8)	(78.0)	(19)
Profit/(loss) before tax	729	11.7	21.4	652
Income tax	(192)	18.1	28.3	(163)
Profit/(loss) for the year	536	9.6	19.1	489
Non-controlling interests	(0)	(70.5)	(67.9)	(0)
Net attributable profit	536	9.7	19.2	489

Balance sheets	31-03-17	Δ%	Δ%(1)	31-12-16
Cash, cash balances at central banks and other demand deposits	5,042	(2.9)	(10.7)	5,192
Financial assets	34,907	11.6	2.6	31,273
Loans and receivables	52,330	9.0	0.2	47,997
of which Loans and advances to customers	50,783	9.3	0.5	46,474
Tangible assets	2,093	7.0	(1.6)	1,957
Other assets	4,801	(30.4)	(36.0)	6,900

Total assets/liabilities and equity	99,173	6.3	(2.3)	93,318

Financial liabilities held for trading and designated at fair value through profit or loss	10,079	1.2	(7.0)	9,961
Deposits from central banks and credit institutions	8,708	47.0	35.2	5,923
Deposits from customers	53,238	5.3	(3.2)	50,571
Debt certificates	8,852	2.8	(5.5)	8,611
Other liabilities	14,217	2.0	(6.2)	13,941
Economic capital allocated	4,079	(5.4)	(13.0)	4,311

Relevant business indicators	31-03-17	Δ%	Δ%(1)	31-12-16
Loans and advances to customers (gross) (2)	52,338	9.3	0.5	47,865
Non-performing loans and guarantees given	1,252	8.6	(0.1)	1,152
Customer deposits under management (2)	46,326	10.3	1.4	41,989
Off-balance sheet funds (3)	20,724	8.4	(0.3)	19,111
Risk-weighted assets	50,184	4.8	(3.6)	47,863
Efficiency ratio (%)	33.6			35.4
NPL ratio (%)	2.3			2.3
NPL coverage ratio (%)	128			127
Cost of risk (%)	3.31			3.40

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

JANUARY-MARCH 2017	BUSINESS AREAS	P.32

At the end of March, the weight of the retail portfolio is slightly greater than the wholesale portfolio (51% and 49% respectively). The latter grew by 10.4% year-on-year, although it declined 1.3% over the quarter (explained by developments in the dollar portfolio, which was affected by peso appreciation in recent months). Business loans performed particularly well, including loans to corporate clients and mid-sized companies, which rose 11.5% in the last year (down 0.8% in the first quarter of 2017), excluding developer loans. Meanwhile lending to housing developers remains on a positive trend since last year, with an increase of 24.5% year-on-year (down 0.2% on a quarterly basis).

The retail portfolio registered 9.2% year-on-year growth and 1.8% quarterly growth, primarily driven by SME and auto lending, which rose by 17.2% and 23.5% respectively in the last twelve months (7.7% and 4.7% respectively in the quarter). Meanwhile, credit cards sustained single digit year-on-year growth (up 3.3%), but declined 3.1% over the quarter. Nonetheless, new production up to March 2017 increased by 10.4% year-on-year. The balance of the housing portfolio was affected by the ageing effect, and grew by 7.4% over the last twelve months and 2.3% quarter on quarter, despite new residential mortgage lending performing positively (up 5.1% year-on-year).

Lending growth has been accompanied by stable asset quality indicators. The NPL and coverage ratios closed March at 2.3% and 128% respectively.

Total customer funds (customer deposits under management, mutual funds, pension funds and other off-balance sheet funds) posted year-on-year growth of 6.8% (up 0.9% in the first quarter of the year). All products performed positively: current and savings accounts were up 10.9% year-on-year (up 1.8% on the previous quarter), and time deposits grew by 6.4% (down 0.3% over the quarter). BBVA in Mexico has a profitable funding mix with low-cost items accounting for over 80% of total customer deposits under management. Mutual funds registered year-on-year growth of 3.6%, and 0.3% quarter-on-quarter.

Result

The highlights of the income statement for Mexico for the first quarter of 2017 are summarized below:

•	Positive performance of net interest income, with a year-on-year increase of 8.4%, driven mainly by greater activity volumes and the favorable development of customer spreads.

•	Good performance of net fees and commissions, with growth of 12.0% over the last twelve months. These remain strongly influenced by an increased volume of transactions with credit card customers and fees from online and private banking.

•	Significant growth in NTI (up 82.3% year-on-year) thanks to the very good performance of the Global Markets unit.

•	Income from insurance activity performed strongly in line with other income/expenses (up 53.5% year-on-year), partly due to the regulatory change introduced at the end of 2016, affecting the method for calculating reserves.

•	Operating expenses grew more slowly than in previous periods (up 4.2% year-on-year) and below the area’s gross income growth of 12.3%. This helped to improve the efficiency ratio, which at the end of the first quarter of 2017 stood at 33.6%.

•	Impairment on financial assets rose by 14.0% year-on-year. The above puts the area’s cumulative cost of risk at 3.31%.

Overall, BBVA in Mexico posted a net attributable profit in the first three months of the year of €536m, a year-on-year increase of 19.2%.

JANUARY-MARCH 2017	BUSINESS AREAS	P.33

Turkey

Highlights

•	Activity continues strong, despite uncertainties in the environment.

•	Very positive behavior of more recurring revenues.

•	Stable asset quality indicators.

Business activity (1)

(Year-on-year change at constant exchange rate. Data as of 31-03-2017)

(1)	Excluding repos.

Net interest income/ATA

(Percentage. Constant exchange rate)

Operating income

(Million euros at constant exchange rate)

(1)	At current exchange rate: +6.1%.

Net attributable profit

(Million euros at constant exchange rate)

(1)	At current exchange rate: +20.1%.

Breakdown of performing loans under management (1)

(31-03-2017)

(1)	Excluding repos.

Breakdown of customer funds under management (1)

(31-03-2017)

(1)	Excluding repos.

JANUARY-MARCH 2017	BUSINESS AREAS	P.34

Macro and industry trends

After a decline of more than 1% in the third quarter of 2016, Turkey’s economic growth in the fourth quarter of 2016 bounced back to 3.5% in annualized terms, boosted by macroprudential measures and increased fiscal stimuli. As a result, GDP grew on average by just under 3% in 2016. Inflation this year has continued to increase to more than 11% in March 2017, largely due to the base effect of food prices and significant depreciation of the Turkish lira in the second half of 2016. Inflation could rise further in April-May before moderating in the summer, although rates will still be high.

The CBRT has been tightening monetary policy since the end of last year. At its meeting in March it once more raised the liquidity window interest rate by 75 basis points, following the hike of 100 basis points at the start of the year, to 11.75%, while maintaining other interest rates constant. So far this year, the CBRT has raised the average funding rate by 320 basis points to 11.50% as of April 5. Moreover, its latest statement has announced that this stance would be maintained until inflationary pressure is significantly reduced. This tougher monetary policy, combined with the improvement in the global financial markets, has helped contain downward pressure on the Turkish lira. However, geopolitical uncertainty still weighs on the currency’s movements, and could continue to do so in the future.

The Turkish financial sector is maintaining the trend shown in recent quarters. The year-on-year rise in lending, adjusted for the effect of the depreciation of the Turkish lira, was 14% through March 2017, supported by commercial lending. Deposit gathering in the first quarter of 2017 has maintained the strength shown last year, with a 10% year-on-year growth, also according to March data, adjusted for the exchange-rate impact. Of particular note is the growth in Turkish lira deposits (up 15% year-on-year), which contrasts with the fall of 2.3% in foreign-currency deposits. The NPL ratio in the system remains at 3.2%, according to the latest available information as of March 2017.

Activity

In March 2017, BBVA completed the acquisition of an additional 9.95% stake in the share capital of Garanti, making BBVA’s total stake in this entity 49.85%, which has continued to be incorporated into the Group’s financial statements by the full integration method.

Financial statements and relevant business indicators

  (Million euros and percentage)

Income statement	1Q17%		Δ%(1)	1Q16
Net interest income	812	4.7	27.0	775
Net fees and commissions	171	(5.5)	14.6	181
Net trading income	(15)	n.m.	n.m.	10
Other income/expenses	9	(14.5)	3.6	10
Gross income	976	(0.0)	21.3	977
Operating expenses	(389)	(8.1)	11.5	(423)
Personnel expenses	(203)	(7.4)	12.3	(220)
Other administrative expenses	(139)	(12.5)	6.1	(159)
Depreciation	(46)	4.8	27.2	(44)
Operating income	588	6.1	28.7	554
Impairment on financial assets (net)	(121)	(0.5)	20.7	(121)
Provisions (net) and other gains (losses)	16	n.m.	n.m.	(9)
Profit/(loss) before tax	483	13.9	38.2	424
Income tax	(106)	20.8	46.5	(88)
Profit/(loss) for the year	377	12.1	36.0	336
Non-controlling interests	(217)	6.9	29.7	(203)
Net attributable profit	160	20.1	45.7	133

Balance sheets	31-03-17	Δ%	Δ%(1)	31-12-16
Cash, cash balances at central banks and other demand deposits	2,132	(21.7)	(17.9)	2,724
Financial assets	12,962	(5.2)	(0.5)	13,670
Loans and receivables	66,404	2.5	7.5	64,814
of which Loans and advances to customers	55,590	(0.0)	4.9	55,612
Tangible assets	1,366	(4.5)	0.2	1,430
Other assets	2,171	(2.6)	2.2	2,229

Total assets/liabilities and equity	85,035	0.2	5.1	84,866

Financial liabilities held for trading and designated at fair value through profit or loss	715	(29.2)	(25.7)	1,009
Deposits from central banks and credit institutions	14,361	6.5	11.7	13,490
Deposits from customers	46,558	(1.5)	3.4	47,244
Debt certificates	8,463	7.0	12.3	7,907
Other liabilities	12,755	(1.0)	3.8	12,887
Economic capital allocated	2,183	(6.3)	(1.7)	2,330

Relevant business indicators	31-03-17	Δ%	Δ%(1)	31-12-16
Loans and advances to customers (gross) (2)	57,926	(0.0)	4.9	57,941
Non-performing loans and guarantees given	1,904	(3.9)	0.8	1,982
Customer deposits under management (2)	47,043	(0.9)	3.9	47,489
Off-balance sheet funds (3)	3,764	0.3	5.2	3,753
Risk-weighted assets	70,387	0.1	5.0	70,337
Efficiency ratio (%)	39.8			40.8
NPL ratio (%)	2.6			2.7
NPL coverage ratio (%)	128			124
Cost of risk (%)	0.85			0.87

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

JANUARY-MARCH 2017	BUSINESS AREAS	P.35

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant and business indicators.

The area’s lending activity (performing loans and advances under management) performed well, with an increase of 5.1% over the quarter (up 19.6% year-on-year). This growth is strongly focused on loans in Turkish lira, which have grown in Garanti Bank above the figure of the sector as a whole, while loans in foreign currency have continued to decline. All segments had a positive contribution. Worth of note are corporate loans (which include the so called business banking loans) that increased their quarterly rate of growth thanks to the extension of the Credit Guarantee Funds scheme (state guaranteed loans). In addition, the positive trend continues in general purpose loans, basically consumer finance for the retail segment, and in the mortgage portfolio. In contrast, auto loans have contracted in the first three months of 2017. With these figures, Garanti maintains its leading position in most of the lending segments.

Asset quality indicators remain stable, despite the political uncertainty and the volatile exchange rate over the first three months of 2017. The NPL ratio closed the quarter at 2.6% and far below the average in the banking sector (3.2%). The coverage ratio closed March at 128% (124% at the close of 2016).

With respect to customer funds, customer deposits continue to be the main source of funding for the area (around 55% of total liabilities), with an increase over the last three months of 3.9% and 14.8% year-on-year (customer deposits under management). There has been a shift of funds over the quarter from Turkish lira in Garanti Bank to foreign currency, given the high level of demand in the latter. As a result, deposits in Turkish lira have declined in the quarter and foreign-currency deposits have grown. By category, there was a good performance in sight accounts, which grew by 6.5% year-to-date. Their total weight as a proportion of customer deposits under management increased to 26.4%.

Result

The trend in the area for the first quarter of 2017 was very positive, with a cumulative net attributable profit of €160m, which represents a rise of 45.7% in year-on-year terms. The most significant aspects of Turkey’s income statement are as follows:

•	Positive performance of net interest income, which was up 27.0% on the figure for the same period in 2016 (+2.0% against the figure for the fourth quarter of 2016), thanks to the increased volume of activity and customer spreads.

•	Increase in income from fees and commissions (up 14.6% year-on-year and 22.3% in the last three months), despite the fact that the suspension on fees for the maintenance and administration of accounts in the retail segment enforced by the Turkish State Council remains in force. Such rise is the result of a good diversification of these revenues.

•	Lower negative contribution of NTI compared to the previous quarter, due basically to a lower depreciation of the Turkish lira in the period.

•	Strict cost control explains why operating expenses have fallen 6.4% with respect to the fourth quarter of 2016 (up 11.5% year-on-year as a consequence of the negative impact of the exchange rate on costs denominated in foreign currency and higher inflation levels). As a consequence, the efficiency ratio as of March 2017 has improved to 39.8%.

•	Finally, there has been an increase in the impairment losses on financial assets (up 20.7% year-on-year), which is in line with the increase in activity in the same period (up 19.6%). As a result, the cost of risk in the area closed the quarter at 0.85%.

JANUARY-MARCH 2017	BUSINESS AREAS	P.36

South America

Highlights

•	Growth continues to slow in lending activity, in line with the seasonal nature of the period and the current macroeconomic environment.

•	Positive trend of more recurring revenues.

•	Expenses conditioned by the high inflation in some countries.

•	The macroeconomic environment continues to influence the behavior of the risk indicators.

Business activity (1)

(Year-on-year change at constant exchange rate. Data as of 31-03-2017)

(1)	Excluding repos.

Net interest income/ATA

(Percentage. Constant exchange rate)

Operating income

(Million euros at constant exchange rate)

(1)	At current exchange rate: +9.3%.

Net attributable profit

(Million euros at constant exchange rate)

(1)	At current exchange rate: +1.6%.

Breakdown of performing loans under management (1)

(31-03-2017)

(1)	Excluding repos.

Breakdown of customer funds under management (1)

(31-03-2017)

(1)	Excluding repos.

JANUARY-MARCH 2017	BUSINESS AREAS	P.37

Macro and industry trends

South America has been going through a period of cyclical weakness since 2014, leading in the last two years to a contraction of economic growth. Lower foreign demand for commodities, which has negatively impacted prices and, most recently, political factors in a number of countries, have affected the confidence of agents and thus consumption and investment, albeit to significantly varying degrees in each country; there has been a difference between the more positive performance of Andean countries and more negative developments in Atlantic counties. However, the outlook is positive, as starting in 2017 South America will once more return to the path of recovery. Expectations on the sustainability of growth in China and the positive trend demonstrated by global growth will have a positive, though moderate, impact on the price of oil and other commodities. Added to this factor is the reduction in market volatility, following the elections in the United States, so a capital inflows can be expected to continue, boosted by the search for returns.

This situation of weak economic growth and moderate inflation has led most central banks (except for Colombia) to adopt slightly more accommodative monetary policies, and this is expected to continue for the rest of the year. Exchange rates in the region have all gained against the euro over the last year, except for the Venezuelan bolivar.

As regards the financial system within BBVA’s regional footprint, key profitability and capital adequacy indicators are high, while NPL ratios remain in check in aggregate terms (with some differences between the countries). In addition, there has been sustained growth in lending and deposits.

Activity

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at the current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

The balance of lending (performing loans and advances to customers under management) is similar to the close of December 2016 (down 0.6%), affected by the seasonal factors, weak economic growth in the region, and changes in the portfolios denominated in U.S. dollars (impacted by the depreciation of the dollar against some local currencies). By segments, the individual customer segment has been strong (above all consumer finance), offsetting the moderation in the corporate and public sectors. By country, the biggest growth was in Argentina (up 5.0%) and Chile (up 2.5%). The year-on-year rise in the region has moderated to 6.1% with respect to the figure at the close of 2016. It is supported by the credit card and consumer portfolios, both with double-digit growth.

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1Q7	Δ%	Δ% (1)	1Q16
Net interest income	807	12.6	8.3	717
Net fees and commissions	176	25.2	20.5	141
Net trading income	115	(28.5)	(15.3)	160
Other income/expenses	5	n.m.	21.8	(33)
Gross income	1,104	12.0	7.0	985
Operating expenses	(531)	15.1	11.0	(461)
Personnel expenses	(276)	14.7	10.2	(241)
Other administrative expenses	(225)	14.1	10.3	(197)
Depreciation	(30)	26.6	25.0	(23)
Operating income	573	9.3	3.5	524
Impairment on financial assets (net)	(186)	42.1	30.8	(131)
Provisions (net) and other gains (losses)	(18)	(0.8)	1.3	(18)
Profit/(loss) before tax	369	(1.6)	(6.2)	375
Income tax	(110)	(16.6)	(8.1)	(131)
Profit/(loss) for the year	260	6.5	(5.3)	244
Non-controlling interests	(75)	21.1	4.0	(62)
Net attributable profit	185	1.6	(8.7)	182

Balance sheets	31-03-17	Δ%	Δ% (1)	31-12-16
Cash, cash balances at central banks and other demand deposits	8,857	(16.3)	(15.3)	10,586
Financial assets	12,021	11.9	12.0	10,739
Loans and receivables	55,762	3.2	2.5	54,057
of which Loans and advances to customers	48,771	0.1	(0.6)	48,718
Tangible assets	815	1.0	3.2	807
Other assets	1,559	(9.9)	(9.9)	1,729

Total assets/liabilities and equity	79,013	1.4	1.1	77,918

Financial liabilities held for trading and designated at fair value through profit or loss	2,590	0.2	0.3	2,585
Deposits from central banks and credit institutions	5,983	(10.1)	(11.1)	6,656
Deposits from customers	48,919	2.1	1.7	47,927
Debt certificates	7,754	4.1	3.8	7,447
Other liabilities	10,690	0.8	1.4	10,600
Economic capital allocated	3,076	13.8	13.2	2,703

Relevant business indicators	31-03-17	Δ%	Δ% (1)	31-12-16
Loans and advances to customers (gross) (2)	50,477	0.3	(0.4)	50,316
Non-performing loans and guarantees given	1,854	13.2	11.8	1,637
Customer deposits under management (3)	49,524	2.5	2.1	48,334
Off-balance sheet funds (4)	12,868	8.1	8.6	11,902
Risk-weighted assets	58,076	1.1	0.9	57,443
Efficiency ratio (%)	48.1			46.7
NPL ratio (%)	3.3			2.9
NPL coverage ratio (%)	96			103
Cost of risk (%)	1.49			1.15

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Excluding repos and including specificnmarketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

JANUARY-MARCH 2017	BUSINESS AREAS	P.38

In terms of asset quality, the macroeconomic situation continues to shape the NPL and coverage ratios, which closed the quarter at 3.3% and 96% respectively.

On the liabilities side, customer funds have grown over the quarter to 3.4% (up 12.0% year-on-year). This trend is explained by the good performance of all line items, particularly time deposits (up 2.2% in the quarter and 16.2% year-on-year) and off-balance sheet funds (up 8.6% and 19.9% over the quarter and year-on-year, respectively). By country, there has been a positive trend in Argentina (up 10.6% over the quarter and 61.2% year-on-year) and to a lesser extent Colombia (up 7.4% and 8.5% respectively) and Paraguay (up 3.3% and 3.5%, respectively).

Result

In the first quarter of the year, South America posted a net attributable profit of €185m, down 8.7% year-on-year on the figure for the first quarter of 2016. The most relevant aspects of the year-on-year changes in the income statement in the area are:

•	Gross income has grown by 7.0%, thanks to the strong capacity to generate recurring revenues in the area, boosted chiefly by increased year-on-year activity. Net interest income is up 8.3% and fees and commissions have grown by 20.5%. There is lower contribution from NTI in Argentina (the first quarter of 2016 includes the effect of ending the “exchange clamp” in the country) and in Colombia (in February 2016 there were capital gains on the sale of holdings).

•	Operating expenses have increased year-on-year by 11.0%, with the main reason for this change being the high inflation rate in some geographical areas.

•	Impairment losses on financial assets have increased by 30.8%, reflecting what is still weak economic growth in the region, and affected by the impact during the quarter of the provisions associated with one particular customer and the effect of regulatory changes on insolvency provisions in Colombia. All this has resulted in a cumulative cost of risk of 1.49% (1.15% in 2016 and 1.18% in the first quarter of 2016).

By country, net interest income in Argentina has posted moderate growth due to the surplus cash resulting from extra cash in the system. Income from fees and commissions has performed very well and NTI has moderated after the effect of the end of the “exchange clamp” in the first quarter of 2016. Expenses have been affected by high inflation and increased provisions linked to the performance of the retail business. In Chile the positive trend in gross income and the fall in expenses have easily offset the increase in the nominal tax rate. In Colombia gross income performed well, thanks to the good performance of net interest income and income from fees and commissions, although mitigated by the increased provisions mentioned above. In Peru there was an increase in income from fees and commissions and higher NTI, together with tighter control over expenses.

South America. Data per country (Million euros)

	Operating income				Net attributable profit
Country	1Q17	Δ%	Δ%(1)	1Q16	1Q17	Δ%	Δ% (1)	1Q16
Argentina	101	(30.3)	(26.9)	145	43	(35.9)	(32.8)	66
Chile	112	59.5	44.0	70	51	85.2	67.2	28
Colombia	154	23.7	7.5	124	37	(28.8)	(38.1)	53
Peru	181	16.2	6.9	156	43	17.4	8.0	37
Other countries (2)	25	(11.9)	0.9	29	11	n.m.	31.9	(1)

Total	573	9.3	3.5	524	185	1.6	(8.7)	182

(1)	Figures at constant exchange rate.
(2)	Venezuela, Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges.

South America. Relevant business indicators per country (Million euros)

	Argentina		Chile		Colombia		Peru
	31-03-17	31-12-16	31-03-17	31-12-16	31-03-17	31-12-16	31-03-17	31-12-16
Loans and advances to customers (gross) (1, 2)	4,831	4,652	15,041	14,618	13,123	13,093	14,023	14,802
Deposits from customers	47	36	412	402	614	468	689	660
Customer deposits under management (1, 3)	7,408	6,922	9,666	10,023	13,911	13,072	13,382	13,617
Off-balance sheet funds (1, 4)	1,472	1,105	1,720	1,488	943	763	1,599	1,547
Risk-weighted assets	9,250	8,717	14,476	14,300	13,296	12,185	16,753	17,400
Efficiency ratio (%)	63.3	53.8	44.9	49.1	39.0	38.9	37.4	35.8
NPL ratio (%)	1.0	0.8	2.5	2.6	4.6	3.5	3.8	3.4
NPL coverage ratio (%)	325	391	66	66	89	105	102	106
Cost of risk (%)	1.44	1.48	0.87	0.74	2.73	1.34	1.20	1.31

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

JANUARY-MARCH 2017	BUSINESS AREAS	P.39

Rest of Eurasia

Highlights

•	The loan book continues its upward path begun in the fourth quarter of 2016.

•	Reduction in the balance of deposits.

•	Significant progress in earnings, supported by the good performance of the Global Markets unit and reduction in costs.

Macro and industry trends

The economy of the Eurozone grew at a quarterly rate of 0.4% in the second half of 2016, supported by the strength of domestic demand. However, the uncertainty generated by some events that will occur in 2017 (the start of Brexit negotiations and presidential elections in France and Germany) make it difficult to think that growth will pick up significantly over the coming quarters. The domestic support for growth is still in place and economic policies continue to foster recovery. In this context, fiscal policy will be expansive in the area as a whole in 2017, while the European Central Bank (ECB) remains committed to maintaining an accommodative monetary policy until there are clear indications that the movement of inflation toward its target is clearly sustainable.

Activity and result

This business area basically includes the retail and wholesale business carried out by the Group in Europe (excluding Spain) and Asia.

The area’s loan book (performing loans to customers under management) increased in the first quarter of 2017 by 3.8% on the figure at the close of 2016. In the first three months of the year activity in the branches in Europe has grown by 5.5%. In Asia it fell by 2.9%, though there was an increase of 3.8% year-on-year.

With respect to the main credit risk indicators, there has been a slight upturn in the NPL ratio since December 2016, closing March at 2.8% (compared with 2.7% in December), while the coverage ratio closed at 75% (84% as of 31-Mar-2016).

Customer deposits under management have fallen by 9.3% over the quarter, in both branches in Europe (down 11.0%) and Asia (down 2.6%).

Financial statements and relevant business indicators

(Million euros. Percentage)

Income statement	1Q17	Δ%	1Q16
Net interest income	46	10.5	41
Net fees and commissions	41	(3.4)	42
Net trading income	48	98.3	24
Other income/expenses	1	(55.4)	1
Gross income	135	23.8	109
Operating expenses	(80)	(5.6)	(84)
Personnel expenses	(43)	(12.1)	(49)
Other administrative expenses	(34)	3.1	(33)
Depreciation	(3)	4.1	(3)
Operating income	55	124.8	25
Impairment on financial assets (net)	7	n.m.	2
Provisions (net) and other gains (losses)	(5)	271.3	(1)
Profit/(loss) before tax	58	130.7	25
Income tax	(18)	103.9	(9)
Profit/(loss) for the year	40	145.7	16
Non-controlling interests	0	—	—
Net attributable profit	40	145.7	16

Balance sheets	31-03-17	Δ%	31-12-16
Cash, cash balances at central banks and other demand deposits	953	(28.8)	1.337
Financial assets	1.363	(23.7)	1.787
Loans and receivables	16,302	4.7	15.574
of which Loans and advances to customers	15,933	4.0	15.325
Inter-area positions	—	—	—
Tangible assets	38	(1.6)	38
Other assets	370	0.1	369

Total assets/liabilities and equity	19,024	(0.4)	19.106

Financial liabilities held for trading and designated at fair value through profit or loss	69	2.9	67
Deposits from central banks and credit institutions	2,969	11.2	2,670
Deposits from customers	8,524	(9.3)	9,396
Debt certificates	244	(22.4)	315
Inter-area positions	5,817	20.6	4,822
Other liabilities	423	(26.7)	577
Economic capital allocated	977	(22.4)	1,259

Relevant business indicators	31-03-17	Δ%	31-12-16
Loans and advances to customers (gross) (1)	16,438	3.8	15,835
Non-performing loans and guarantees given	691	9.2	633
Customer deposits under management (1)	8,453	(9.3)	9,322
Off-balance sheet funds (2)	356	(2.8)	366
Risk-weighted assets	14,394	(8.0)	15,637
Efficiency ratio (%)	59.0		69.6
NPL ratio (%)	2.8		2.7
NPL coverage ratio (%)	75		84
Cost of risk (%)	(0.19)		(0.22)

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance sheet funds.

JANUARY-MARCH 2017	BUSINESS AREAS	P.40

With respect to earnings, gross income has increased significantly (up 9.3% on the fourth quarter of 2016 and 23.8% compared to the first quarter of 2016), mainly due to the better results from the Global Markets unit, supported by both the distribution franchise and leverage. There has been an outstanding performance by trading activity, particularly in the category of equity, thanks to positive management of volatility. In addition, operating expenses continue to moderate (down 5.6% year-on-year), due mainly to personnel expenses being kept in check. Finally, there were no relevant changes over the quarter in impairment losses on financial assets, so this geographical area has contributed €40m to net attributable profit in the first quarter of 2017, 145.7% more than in the same period in 2016.

JANUARY-MARCH 2017	BUSINESS AREAS	P.41

Corporate Center

The Corporate Center basically includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of equity instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding earnings, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles. The highlights of its income statement for the first quarter of 2017 are summarized below:

•	Greater contribution of NTI than in the same period of the previous year, and than in the fourth quarter of 2016. This is mainly due to the registration of capital gains of €204m before tax (€174m after tax) from the sale on the market of 1.7% of CNCB.

•	Containment of operating expenses, which declined 7.7% year-on-year.

Overall, the Corporate Center posted a negative cumulative result of €122m, which compares with a loss of €290m in the first quarter of 2016.

Financial statements (Million euros. Percentage)

Income statement	1Q17	Δ%	1Q16
Net interest income	(110)	(18.1)	(134)
Net fees and commissions	(5)	(55.2)	(11)
Net trading income	213	n.m.	(4)
Other income/expenses	(28)	(4.0)	(29)
Gross income	71	n.m.	(178)
Operating expenses	(208)	(7.7)	(225)
Personnel expenses	(115)	(0.8)	(116)
Other administrative expenses	(16)	(46.9)	(30)
Depreciation	(77)	(3.2)	(80)
Operating income	(137)	(66.0)	(403)
Impairment on financial assets (net)	1	60.6	0
Provisions (net) and other gains (losses)	(8)	(56.4)	(18)
Profit/(loss) before tax	(144)	(65.7)	(421)
Income tax	22	(83.5)	131
Profit/(loss) for the year	(123)	(57.6)	(290)
Non-controlling interests	1	n.m.	(0)
Net attributable profit	(122)	(57.9)	(290)

Balance sheets	31-03-17	Δ%	31-12-16
Cash, cash balances at central banks and other demand deposits	2	n.m.	(2)
Financial assets	2,131	27.2	1,675
Loans and receivables	—	—	130
of which Loans and advances to customers	—	—	130
Inter-area positions	(6,725)	44.4	(4,658)
Tangible assets	2,002	(1.1)	2,023
Other assets	20,152	6.0	19,017

Total assets/liabilities and equity	17,563	(3.4)	18,186

Financial liabilities held for trading and designated at fair value through profit or loss	—	—	—
Deposits from central banks and credit institutions	—	—	—
Deposits from customers			—
Debt certificates	9,692	(7.6)	10,493
Inter-area positions	(20,865)	8.6	(19,217)
Other liabilities	2,098	(21.3)	2,666
Economic capital allocated	(26,251)	(1.2)	(26,559)
Shareholders’ funds	52,888	4.1	50,803

JANUARY-MARCH 2017	ANNEX	P.42

Annex

Other information: Corporate & Investment Banking

Highlights

•	Continued pressure on margins and excess liquidity.

•	Slight decline in lending.

•	Customer deposits are recovering.

•	Positive trend in earnings, strongly supported by revenue from Global Markets and a lower level of provisions.

•	Improved risk indicators.

Business activity (1)

(Year-on-year change at constant exchange rate. Data as of 31-03-2017)

(1)	Excluding repos.

Gross income/ATA

(Percentage. Constant exchange rate)

Operating income

(Million euros at constant exchange rate)

(1)	At current exchange rate: +41.2%.

Net attributable profit

(Million euros at constant exchange rate)

(1)	At current exchange rate: +157.2%.

Breakdown of performing loans under management (1)

(31-03-2017)

(1)	Excluding repos.

Breakdown of customer funds under management (1)

(31-03-2017)

(1)	Excluding repos.

JANUARY-MARCH 2017	ANNEX	P.43

Macro and industry trends

In the first quarter of 2017, the financial markets have been guided by the actions of central banks and developments in political risks. Favorable economic expectations have led the Fed to continue with its upward cycle of interest-rate hikes (in March it increased the refinancing rate by 25 basis points). However, it has confirmed that rises will continue to be gradual, and this has favored the stabilization of U.S. sovereign bond yields. The ECB has shown somewhat higher optimism with respect to growth, introducing a slight reversal in its discourse. This could be a prelude to greater changes over the coming months, in the midst of an incipient debate on the exit strategy from the ECB’s non-standard measures. These factors have tightened the European monetary curve and strengthened the euro.

However, optimism has moderated regarding the implementation of reflationary policy in the United States, which had steered the U.S. stock market to all-time highs, as the new administration has encountered some obstacles in Congress. This factor has halted stock-market gains and weakened the U.S. dollar over the last month. In contrast, political risk could have eased in Europe.

All this has meant that financial tension has remained moderate in the markets, while emerging-market assets have recovered some of the ground lost since November 2016, thanks to the stabilization of oil prices, containment of the upward trend in interest rates and the dollar rate. In the specific case of the Mexican peso, the more conciliatory tone of the U.S. administration has helped the currency to recover.

Activity

All the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at the current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

The market context remains unchanged, with margins squeezed and surplus liquidity. In the first quarter of the year, lending (performing customer loans under management) has declined by 4.1%. There was outstanding growth in the Rest of Europe and Asia, but declines in Spain, the United States and Mexico.

As regards the credit quality indicators, the NPL ratio has improved on December 2016 (0.8% compared with 1.0% as of 31-Dec-2016), while the coverage ratio closed at 93% (79% as of the close of 2016).

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1Q17	Δ%	Δ%(1)	1Q16
Net interest income	283	(19.2)	(18.3)	350
Net fees and commissions	186	19.9	19.8	155
Net trading income	286	269.1	n.m.	78
Other income/expenses	18	(31.7)	(33.5)	27
Gross income	774	26.8	28.9	610
Operating expenses	(260)	5.7	5.3	(246)
Personnel expenses	(131)	3.8	3.4	(126)
Other administrative expenses	(103)	8.4	7.9	(95)
Depreciation	(26)	4.6	5.4	(25)
Operating income	514	41.2	45.4	364
Impairment on financial assets (net)	(10)	(89.8)	(90.0)	(102)
Provisions (net) and other gains (losses)	(15)	(56.9)	(58.6)	(36)
Profit/(loss) before tax	488	115.9	130.4	226
Income tax	(137)	72.2	86.8	(79)
Profit/(loss) for the year	351	139.5	153.4	147
Non-controlling interests	(31)	40.8	50.8	(22)
Net attributable profit	320	157.2	171.5	124

Balance sheets	31-03-17	Δ%	Δ% (1)	31-12-16
Cash, cash balances at central banks and other demand deposits	2,195	(15.6)	(14.2)	2,600
Financial assets	84,022	1.6	0.3	82,666
Loans and receivables	83,335	(5.3)	(6.2)	87,988
of which Loans and advances to customers	60,405	(0.0)	(1.3)	60,428
Inter-area positions	—	—	—	—
Tangible assets	34	(3.5)	(7.9)	35
Other assets	3,056	22.6	22.7	2,492

Total assets/liabilities and equity	172,643	(1.8)	(2.9)	175,781

Financial liabilities held for trading and designated at fair value through profit or loss	53,081	(3.1)	(3.3)	54,785
Deposits from central banks and credit institutions	39,007	(10.8)	(12.3)	43,705
Deposits from customers	45,380	1.2	0.1	44,836
Debt certificates	554	(3.4)	(3.3)	574
Inter-area positions	26,576	10.9	8.7	23,957
Other liabilities	3,918	1.8	0.3	3,850
Economic capital allocated	4,127	1.3	(0.3)	4,074

Relevant business indicators	31-03-17	Δ%	Δ% (1)	31-12-16
Loans and advances to customers (gross) (2)	54,566	(1.1)	(2.4)	55,160
Non-performing loans and guarantees given	666	(17.6)	(17.2)	808
Customer deposits under management (2)	39,557	5.2	4.0	37,616
Off-balance sheet funds (3)	1,479	27.8	26.2	1,157
Efficiency ratio (%)	33.6			37.7
NPL ratio (%)	0.8			1.0
NPL coverage ratio (%)	93			79
Cost of risk (%)	0.10			0.12

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

JANUARY-MARCH 2017	ANNEX	P.44

In customer funds there was a slight recovery in customer deposits under management, which increased by 4.0% over the quarter, particularly in Spain (up 3.3%), Mexico (up 12.3%) and South America (up 26.3%).

Result

CIB had a net attributable profit of €320m in the first quarter of 2017, €202m more than in the first quarter of 2016. This is mainly due to revenues obtained by Global Markets and a reduction in loan-loss provisions. The highlights of this income statement are summarized below:

•	Good performance of gross income, which in the first three months of the year was significantly better than in the same period in 2016 (up 28.9%), thanks to the results from management of market volatility and the positive performance of activity with customers. The good performance of this item is bolstered strongly by the Deep Blue commercial initiative, whose aim is to proactively and selectively promote potential underwriting solutions in a context of acquisitions. Underwriting instructions worth €13,000m have been presented in the first quarter.

The Global Markets unit has performed outstandingly well in the quarter, generating a rise in gross income of 65.3% on the first quarter of 2016, thanks to the good management of market volatility, mainly in Europe, Mexico and Chile. Particularly outstanding were interest rate and credit activity in Mexico and Chile, and equity in Europe.

The corporate finance business in the first three months of the year was characterized by a high level of activity and significant marketing effort, thanks to which BBVA has won numerous mandates, some of which will be completed in the second quarter. In Europe, the Equity Capital Markets (ECM) unit has taken part in capital increases in the financial sector (Unicredit) and as global coordinator in the biggest IPO ever on the Spanish or European market so far in 2017, for Prosegur Cash (a transaction amounting to €825m).

From the point of view of mergers and acquisitions (M&A), a number of deals have been concluded which have been work in progress since last year. They have closed a good quarter in terms of number of deals and their volume. The M&A market continues to take advantage of low interest rates and the good performance of the Spanish economy.

In addition, BBVA has demonstrated its leading position in green finance with the start-up of the green loans plan, following the success achieved in recent years with the green bonds format. This format reflects BBVA’s commitment to sustainability and green principles.

•	Cumulative operating expenses have increased by 5.3% on the same period in 2016. The keys to this change are a slowdown in the increase of personnel expenses, containment of discretionary expenses and the increase in costs associated with investment in technology.

•	Lastly, it is worth of note the lower impairment losses on financial assets with respect to the first quarter of 2016 (when there were increased provisions arising from downgrades in the rating of oil & gas companies in the United States).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 27, 2017	By:	/s/ María Ángeles Peláez
	Name:	María Ángeles Peláez
	Title:	Authorized Representative